EXHIBIT 99.4

2003 ANNUAL REPORT

CONTENTS

2	Letter to Shareholders

5	Management’s Discussion and Analysis

33	Consolidated Financial Statements

37	Notes to the Consolidated Financial Statements

70	Portfolio Information

73	Corporate Information

Company Profile

Trizec Canada Inc. is a Canadian corporation primarily engaged in the U.S. real estate business through its 40% interest in Trizec Properties, Inc., a publicly-traded U.S. Real Estate Investment Trust. Trizec Properties manages a portfolio of high-quality office properties totaling 43 million square feet primarily concentrated in seven major U.S. markets. Trizec Canada is listed on the Toronto Stock Exchange under the symbol “TZC” and Trizec Properties is listed on the New York Stock Exchange under the symbol “TRZ”. Trizec Canada is a mutual fund corporation, which provides Canadian investors the opportunity to invest indirectly in Trizec Properties. Trizec Canada owns one share of Trizec Properties common stock for each outstanding Trizec Canada share and expects to pay the same dividend per share as Trizec Properties. Each Trizec Canada share is intended to be economically equivalent to a share of Trizec Properties common stock.

Letter to Shareholders

IT HAS BEEN ALMOST TWO YEARS SINCE THE COMPLETION OF THE MAJOR RESTRUCTURING OF TRIZECHAHN CORPORATION IN MAY 2002 WHICH RESULTED IN THE CREATION OF TWO NEW PUBLIC ENTITIES: TRIZEC CANADA INC. AND TRIZEC PROPERTIES, INC. BOTH OF THESE COMPANIES – THE SUCCESSORS OF TRIZECHAHN – HAD AN EXCELLENT YEAR IN 2003.

     Trizec Canada’s prime mandate following the restructuring was to monetize its non-U.S. assets and to continue to be engaged in the U.S. real estate business through its 40% interest in Trizec Properties, one of the largest U.S. based publicly held real estate investment trusts (REITs) focusing on commercial office properties. During 2003, virtually all of Trizec Canada’s non-U.S. assets were monetized at satisfactory prices, resulting in Trizec Canada itself having over US$120 million of cash and liquid assets and no debt. Other than this cash position, Trizec Canada’s value is represented by its holding in Trizec Properties, headquartered in Chicago and listed on the NYSE.

     Trizec Properties itself had an exceptional year in 2003, as reflected in its financial results and outstanding share price performance. The Company rounded out its senior management team; continued to divest non-core assets in line with its strategic plan articulated by its new CEO; reduced its debt profile to significantly improve its liquidity; and profitably managed its office property portfolio. Under the leadership of Tim Callahan, its CEO and President, Trizec Properties’ management team was successful in executing all aspects of its plan. While several non-core office assets were sold during the year, the main focus of disposing of all non-office assets was achieved by the sale of both the Las Vegas and Hollywood & Highland retail/entertainment assets in 2003 and early 2004 respectively. Trizec Properties’ balance sheet was also dramatically strengthened through a reduction of debt and a virtual elimination of exposure to variable interest rates. Results from the remaining core portfolio met or surpassed the financial and operating goals set out at the beginning of the year, despite difficult economic and commercial office market conditions.

Trizec Canada Inc.

     As a result of these accomplishments, Trizec Properties’ total stockholder return of 76% in 2003 exceeded the returns of all office sector REIT competitors. Trizec Canada’s shares also achieved outstanding returns of 68%, reflecting its success in attaining its objectives.

     I am confident that Trizec Properties will continue to capture the full value of its outstanding real estate portfolio in the years to come and, consequently, Trizec Canada will be well positioned to deliver that value to its shareholders.

/s/ Peter Munk

PETER MUNK

CHAIRMAN AND CHIEF EXECUTIVE OFFICER
APRIL 13, 2004

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Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following, which has been prepared as of March 17, 2004, should be read in conjunction with the Consolidated Financial Statements of Trizec Canada Inc. (“Trizec Canada” or “the Corporation”) and the notes thereto for the period ended December 31, 2003, as well as the paragraph regarding forward looking statements on page 74 hereof. All dollar amounts are expressed in United States dollars and references to “$” are to United States dollars. References to “C$” are to Canadian dollars. For periods prior to May 8, 2002, references to “the Corporation” or “Trizec Canada” refer to TrizecHahn Corporation (“TrizecHahn”), which became a wholly- owned subsidiary of Trizec Canada on May 8, 2002. Capitalized terms used herein without definition are defined in the Glossary of Terms contained in the Management Information Circular of TrizecHahn Corporation dated March 13, 2002.

     Additional information relating to the Corporation, including the Corporation’s Annual Information Form (“AIF”) for the year ended December 31, 2003 filed with applicable Canadian securities regulators in Canada, may be accessed at www.sedar.com.

OVERVIEW

Trizec Canada is primarily engaged in the U.S. real estate business through its approximately 40% interest in Trizec Properties, Inc. (“Trizec Properties”), a publicly traded U.S. office real estate investment trust, or REIT, one of the largest owners and managers of commercial property in the United States, with 64 U.S. office properties totalling approximately 42.5 million square feet. Its office proper-ties are concentrated in seven U.S. markets – Atlanta, Chicago, Dallas, Houston, Los Angeles, New York and Washington, D.C.

     Trizec Canada’s subordinate voting shares trade on the Toronto Stock Exchange under the symbol TZC. Trizec Properties’ common stock trades on the New York Stock Exchange under the symbol TRZ. Trizec Properties’ Form 10-K for the year ended December 31, 2003, including its consolidated financial statements, was filed with the United States Securities and Exchange Commission on March 12, 2004, and is included in its 2003 Annual Report to Shareholders. The Corporation’s financial statement disclosure, where applicable, is consistent with that of Trizec Properties.

     Trizec Properties’ goal is to increase shareholder value through creating sustained growth in operating cash flow and maximizing the value of its assets. Trizec Properties believes it can accomplish this by using the fol-lowing strategies:

•	intensively leasing and managing its properties to maximize property operations;

•	vigorously engaging in asset management to enhance the value of its properties;

•	actively managing its portfolio to maximize the total value of its properties;

•	improving the efficiency and productivity of its operations; and

•	maintaining a prudent and flexible capital plan.

     On May 8, 2002, TrizecHahn completed a Plan of Arrangement (the “Arrangement”) under Canadian law that resulted in Trizec Properties, which owned all of TrizecHahn’s U.S. assets together with certain non-U.S. assets, becoming a publicly-traded REIT. On April 23, 2002, all classes of TrizecHahn’s shareholders approved the Arrangement and on April 29, 2002, the Superior Court of Justice of Ontario gave final approval to the Arrangement.

IMPACT OF THE ARRANGEMENT

The Arrangement was structured with the objective of achieving economic equivalence between a Trizec Canada Share and a share of Trizec Properties Common Stock. It is expected that Trizec Canada will pay the same dividend per Trizec Canada Share as Trizec Properties pays per share of Trizec Properties Common Stock.

     As a consequence of the Arrangement, TrizecHahn became an indirect wholly-owned subsidiary of Trizec Canada. Trizec Canada was incorporated on January 29, 2002 and did not conduct business operations prior to May 8, 2002. Trizec Canada is a mutual fund corporation under Canadian tax rules. As a result of completion of the Arrangement, Trizec Canada indirectly owns approximately 40% of the shares of Trizec Properties Common Stock, representing one share of Trizec Properties Common Stock for each outstanding Trizec Canada Share, and therefore holders of Trizec Canada Shares have an indirect interest in Trizec Properties. It is intended that Trizec Canada will, during the 66-month period following the Arrangement, pay the same dividend per Trizec

Canada Share as Trizec Properties pays per share of Trizec Properties Common Stock. In addition, as a consequence of the Arrangement, Trizec Canada indirectly owns all of the Trizec Properties Special Stock and Trizec Properties Convertible Stock. As the Trizec Properties Special Stock enables the Corporation to control a majority of votes in elections of the Trizec Properties board of directors, Trizec Canada continues to consolidate the balance sheet, operating results and cash flows of Trizec Properties in its consolidated financial statements.

     Immediately after May 8, 2002, certain former hold-ers of TrizecHahn Subordinate Voting Shares, representing approximately 60% of the outstanding TrizecHahn shares, owned approximately 60% of the Trizec Properties Common Stock which they acquired in exchange for TrizecHahn Subordinate Voting Shares. The effect of this exchange was recorded on the consolidated balance sheet as non-controlling interests of $1,267.9 million, which was based on the historical cost basis of TrizecHahn’s interest in Trizec Properties, with a decrease in retained earnings of $424.4 million and share capital of $843.5 million.

     On a go-forward basis, it is expected that Trizec Canada will continue to consolidate the balance sheet and operating results of TrizecHahn as the successor ultimate parent company using TrizecHahn’s historical accounting basis. The results of operations and cash flows prior to the Arrangement and the comparative figures are those of TrizecHahn. In addition, Trizec Canada’s results include “non-controlling interests” which represents the share of earnings of Trizec Properties attributable to the shareholders of Trizec Properties, other than Trizec Canada, after the effective date of the Arrangement.

     The following presents the financial position of the Corporation as at December 31, 2003 on a basis that iso-lates the financial position of Trizec Properties, Trizec Canada’s principal asset, from the other assets held by Trizec Canada.

	Trizec	Trizec
(US$ millions)	Properties	Canada	Total

ASSETS
Properties	$4,779.6	–	4,779.6
Cash and short-term investments	226.6	121.7	348.3
Investments	–	329.9	329.9
Other assets	360.1	56.0	416.1
Future income taxes	–	94.9	94.9

	$5,366.3	602.5	5,968.8

LIABILITIES
Long-term debt	$3,092.7	–	3,092.7
Exchangeable debentures	–	890.9	890.9
Accounts payable and accrued liabilities	317.2	68.0	385.2

	$3,409.9	958.9	4,368.8

NON-CONTROLLING INTERESTS			1,170.5
SHAREHOLDERS’ EQUITY			429.5
			$5,968.8

TRIZEC CANADA MONETIZATION STATUS

As contemplated in the Arrangement, the aggregate value of Trizec Canada’s net assets should be sufficient to fund the anticipated costs of Trizec Canada for the 66-month period following the completion of the Arrangement. Effective December 31, 2003, the Corporation completed the transfer of its interest in the CN Tower back to its landlord, Canada Lands Company CLC Limited. As a result of this transaction, the Corporation recorded a pre-tax gain on sale of properties in the amount of $0.7 mil-lion. With the closing of this transaction, Trizec Canada received proceeds of approximately C$52 million ($39 million) and has substantially completed the sale of its non-U.S. assets as contemplated in the May 2002 Plan of Arrangement.

     During the third quarter of 2003, Trizec Canada sold its ownership interest in TriStannifer Developments B.V. with its principal assets located in the Czech Republic, which include the Olympia Centrum retail center in Brno and a development site located outside Prague. Total consideration of approximately #eu# 22 million ($24 million) was received on the closing of separate transactions relating to each asset. The Corporation recorded a pre-tax gain of $2.5 million in connection with these transactions in the third quarter. Following this sale, all of the consoli-dated long-term debt at December 31, 2003 relates to Trizec Properties.

6 Trizec Canada Inc.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

     Trizec Canada’s most significant non-U.S. real estate asset following completion of the Arrangement was its 50% interest in the TriGranit joint venture, a Hungarian-based real estate company. In the first quarter of 2003, the Corporation completed the sale of its 50% ownership interest in all of the assets of the TriGranit joint venture. The sale was executed in two separate transactions with an existing 25% TriGranit joint venture partner.

     The first transaction, which closed on February 26, 2003, involved the sale of TriGranit’s operating proper-ties, to a subsidiary of the joint venture partner, for net proceeds of $109.3 million, after assumption of property level debt. The controlling shareholder of the Corporation, along with a director of the Corporation, control a company, which provided to the purchasing subsidiary 50% of the permanent financing required to complete the pur-chase. That company now has a 50% equity interest in the purchasing subsidiary. The sale was entered into on the same terms as if the parties were unrelated.

     In the second transaction, which closed on March 24, 2003, the Corporation sold its 50% ownership interest in all of the development assets of the TriGranit joint venture to the same 25% joint venture partner. The purchase consideration for this transaction was a four year, interest-bearing $25.5 million vendor take back note. A price dis-count of $4.3 million may be applied to the note depend-ing upon the profitability of the development assets at the end of the four year period. No further investment in these projects is required to be made by Trizec Canada. As a result of the sales and excluding the contingent development consideration, the Corporation recorded a pre-tax gain of $47.7 million during the first quarter of 2003.

     Trizec Canada used a portion of the cash proceeds from the TriGranit sale and the proceeds from the Frankfurt Westend Plaza arbitration settlement ($9 mil-lion) to repay its $59.3 million bridge facility during the three months ended March 31, 2003.

     The following presents the pro forma Net Other Assets position of Trizec Canada at December 31, 2003:

				Adjustment
	Trizec Canada			for Barrick
				shares and
		Canada		TrizecHahn	Pro forma
		and		Exchangeable	Trizec
(US$ millions)	Europe	Other	Total	debentures	Canada

ASSETS
Properties	$–	–	–	–	–
Cash and short-term investments	1.7	120.0	121.7	–	121.7
Investments	42.9	287.0	329.9	(286.2)	43.7
Other assets	0.5	55.5	56.0	(11.3)	44.7
Future income taxes	–	94.9	94.9	–	94.9

	$45.1	557.4	602.5	(297.5)	305.0

LIABILITIES
Long-term debt	$–	–	–	–	–
Exchangeable debentures	–	890.9	890.9	(890.9)	–
Accounts payable and accrued liabilities	4.2	63.8	68.0	–	68.0

	$4.2	954.7	958.9	(890.9)	68.0

					237.0

Adjustment to future income taxes to estimated liability					(110.9)

PRO FORMA NET OTHER ASSETS					$126.1

The pro forma Trizec Canada Net Other Assets position at December 31, 2003 includes a net asset of $94.9 mil-lion recorded in respect of future income taxes. This amount reflects the potential future Canadian tax benefit of non-capital and net capital losses and timing differences related to provisions for losses minus a provision for potential income taxes in respect of prior fiscal periods. No value is considered attributable to the potential future Canadian tax benefit of capital losses and timing differences in the above pro forma analysis, for the pur-pose of the valuation of the Net Other Assets, because of Trizec Canada’s Canadian tax status as a mutual fund corporation. The value of future income taxes for this purpose is estimated to be a net liability of $16 million, which reflects the removal of amounts attributable to the potential future Canadian tax benefit of capital losses and timing differences.

     The pro forma Net Other Assets position of approximately $126.1 million is available to satisfy Trizec Canada’s ongoing funding obligations, which at the time of the Arrangement were estimated to be approximately $92 million. The current favourable position primarily reflects the realized benefit of a strengthened Euro and Canadian currency, with respect to the TriGranit and TriStannifer asset sales, and the transfer of the Corporation’s interest in the CN Tower. With the closing of the CN Tower transaction, Trizec Canada has substantially completed the sale of its non-U.S. assets as contemplated in the May 2002 Plan of Arrangement.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of Trizec Canada’s financial condition and results of operations are based upon the consolidated financial statements, which have been pre-pared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of these financial statements requires the Corporation to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.

     Critical accounting estimates are defined as those that involve significant judgment and potentially could result in materially different results under different assumptions and conditions. For a detailed description of Trizec Canada’s significant accounting policies, see Note 2 in the notes to the consolidated financial statements. The following are the critical accounting estimates used in the preparation of Trizec Canada’s consolidated financial statements.

Real Estate

Held for Disposition

With respect to real estate assets classified as held for dis-position, the determination of such classification is based on the Corporation’s intention and ability to sell these properties within a stated time period. Real estate assets held for disposition are carried at the lower of their carry-ing values or estimated fair value less costs to sell. Estimated fair value is determined based on management’s estimates of amounts that would be realized if the property were offered for sale in the ordinary course of business assuming a reasonable sales period and under normal market conditions. Fair values are determined using valuation techniques including third party appraisals when considered appropriate in the circumstances. Estimates of value include assumptions concerning future property cash flows, disposal dates and expected purchaser risk adjusted rates of return requirements. Different assumptions could result in significantly higher or lower estimates of fair value than those determined by management. In addition, changes in future market conditions could result in ultimate sale proceeds varying significantly from those assumed by management, resulting in future gains or loss-es being recorded.

Held for the Long Term

The Corporation evaluates the recoverability of its real estate assets held for the long term and records an impair-ment charge when there is an indicator of impairment and the undiscounted projected cash flows of the property are less than the carrying amount. A decline in operating results for a particular property could be an indicator of impairment and therefore require a charge to income in the future.

8 Trizec Canada Inc.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Investments

Investments in non-real estate assets consist primarily of marketable equity securities and certain mortgages receivable, the most significant of which was Trizec Properties’ mortgage receivable investment in the Sears Tower.

     The Corporation reviews, on a regular basis but not less than annually, or when events or circumstances occur, its mortgages receivable for impairment. Impairment is recognized when the carrying values of the mortgages receivable will not be recovered either as a result of the inability of the underlying assets’ performance to meet the contractual debt service terms of the underlying debt or the fair values of the collateral assets are insufficient to cover the obligations and encumbrances, including the carrying values of the mortgages receivable, in a sale between unrelated parties in the normal course of business. When a mort-gage is considered impaired, an impairment charge is measured based on the present value of the expected future cash flows discounted at the effective rate of the mortgage or if the cash flows cannot be predicted with reasonable reliability, then the impaired mortgage is valued at the fair value of the underlying collateral. These estimates of future cash flow and fair values could vary and result in a significantly different assessment of impairment.

Deferred Charges

Trizec Properties capitalizes a portion of its internal costs related to its dedicated regional leasing functions. These costs generally include compensation and related costs. The portion capitalized is based on an estimate of successful leasing efforts.

Revenue Recognition

Estimates are used to establish amounts receivable from tenants for such things as common area maintenance, real estate taxes and other cost recoveries. In addition, an esti-mate is made with respect to the Corporation’s provision for allowance for doubtful accounts receivable. The allowance for doubtful accounts reflects the Corporation’s estimate of the amounts of the recorded accounts receivable at the balance sheet date that will not be realized from cash receipts in subsequent periods. If cash receipts in subsequent periods vary from the Corporation’s esti-mates, or if a tenant’s financial condition deteriorates as a result of operating difficulties, additional changes to the allowance may be required.

     The Corporation generally records the sales of operating properties using the full accrual method at closing when the earnings process is deemed to be complete. Sales not qualifying for full recognition at the time of sale are accounted for under other appropriate deferral methods.

Depreciation

The Corporation computes depreciation on its properties using the straight line method based on an estimated useful life of 40 years. The portion of the acquisition cost allocated between land and building for each property may vary based on estimated land value and other factors. The allocation of the acquisition cost to building and the determination of the useful life are based on management’s estimates of the composite life of the buildings.

Income Taxes

Significant judgment is required in determining the Corporation’s estimated tax assets and liabilities, and the ultimate assets and liabilities for income taxes could be different from the amounts recorded.

ACCOUNTING DEFINITIONS

Gross margin is not a recognized measure under Canadian GAAP. Trizec Properties’ management believes that in addition to net income (loss), gross margin is a useful supplemental measure as it provides investors with an indication of the performance of the office portfolio. Investors should be cautioned, however, that gross margin should not be construed as an alternative to net income as deter-mined in accordance with Canadian GAAP as an indica-tor of profitability. The Corporation’s method of calculating gross margin may differ from other companies and, accordingly, gross margin may not be comparable to measures used by other companies.

OUTLOOK AND RESULTS OF OPERATIONS

For the Year Ended December 31, 2003

Trizec Canada recorded net income of $137.8 million or net income per share of $2.30 for the year ended December 31, 2003, compared with a net loss of $106.1 million or a net loss per share of $1.16 for the year ended December 31, 2002.

     The following table segments Trizec Canada’s consolidated financial information and isolates the results of operations on a Canadian GAAP basis of Trizec Properties, Trizec Canada’s principal asset.

	Years ended December 31
							Increase/(Decrease)
	2003			2002			in Net Income
(US$ millions, except	Trizec	Trizec		Trizec	Trizec		Trizec	Trizec
per share amounts)	Properties	Canada	Total	Properties	Canada	Total	Properties	Canada	Total

RENTAL INCOME
United States	$506.9	–	506.9	545.7	–	545.7	(38.8)	–	(38.8)
Canada corporate and other	–	3.5	3.5	–	9.1	9.1	–	(5.6)	(5.6)
Europe retail/entertainment	–	4.3	4.3	–	17.8	17.8	–	(13.5)	(13.5)

TOTAL RENTAL INCOME	506.9	7.8	514.7	545.7	26.9	572.6	(38.8)	(19.1)	(57.9)
General and administrative expense	(40.4)	(6.9)	(47.3)	(48.2)	(11.5)	(59.7)	7.8	4.6	12.4
Interest expense, net	(189.1)	2.2	(186.9)	(201.1)	(22.9)	(224.0)	12.0	25.1	37.1

REAL ESTATE OPERATING INCOME (LOSS) BEFORE THE FOLLOWING ITEMS	277.4	3.1	280.5	296.4	(7.5)	288.9	(19.0)	10.6	(8.4)
Depreciation expense	(189.5)	(1.9)	(191.4)	(185.8)	(1.5)	(187.3)	(3.7)	(0.4)	(4.1)
Exchangeable debentures interest expense, net	–	(12.4)	(12.4)	–	(12.5)	(12.5)	–	0.1	0.1
Gain on sale of properties, net	40.4	53.4	93.8	18.8	26.2	45.0	21.6	27.2	48.8
Provision for losses on properties	(13.9)	–	(13.9)	(210.7)	–	(210.7)	196.8	–	196.8
Losses on investments, net	(15.5)	0.2	(15.3)	(60.8)	–	(60.8)	45.3	0.2	45.5
Gain on lawsuit settlement	26.7	–	26.7	–	–	–	26.7	–	26.7
Recovery on insurance claims	6.7	–	6.7	3.5	–	3.5	3.2	–	3.2
Foreign exchange gains (losses)	–	4.9	4.9	–	(8.2)	(8.2)	–	13.1	13.1
Gain (loss) on early retirement of debt, net	5.0	–	5.0	–	(17.5)	(17.5)	5.0	17.5	22.5
Reorganization costs	–	–	–	1.3	(51.4)	(50.1)	(1.3)	51.4	50.1

INCOME (LOSS) BEFORE TAXES AND NON-CONTROLLING INTERESTS AND DISCONTINUED OPERATIONS	137.3	47.3	184.6	(137.3)	(72.4)	(209.7)	274.6	119.7	394.3
Income and other corporate taxes
– current	43.0	(7.1)	35.9	(4.9)	(18.3)	(23.2)	47.9	11.2	59.1
– future	–	24.2	24.2	–	26.8	26.8	–	(2.6)	(2.6)
Non-controlling interests	(119.1)	–	(119.1)	113.3	–	113.3	(232.4)	–	(232.4)

INCOME (LOSS) FROM CONTINUING OPERATIONS	61.2	64.4	125.6	(28.9)	(63.9)	(92.8)	90.1	128.3	218.4
Discontinued operations	13.6	(1.4)	12.2	(14.7)	1.4	(13.3)	28.3	(2.8)	25.5

NET INCOME (LOSS)	$74.8	63.0	137.8	(43.6)	(62.5)	(106.1)	118.4	125.5	243.9

INCOME PER TRIZEC CANADA SHARE
Basic and Diluted Continuing operations			$2.10			(1.02)			3.12

Discontinuing operations			$0.20			(0.14)			0.34

Net income (loss)			$2.30			(1.16)			3.46

10 Trizec Canada Inc.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Differences from Canadian Accounting Principles

Trizec Canada prepares its consolidated financial statements in accordance with Canadian GAAP. Trizec Properties pre-pares its consolidated financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

     U.S. GAAP varies in certain significant respects from Canadian GAAP. The effect of these principal differences on the balance sheet and statement of income of Trizec Properties are quantified and described below.

Trizec Properties, Inc.
Balance Sheet
As at December 31, 2003

		Consolidation	Leasing		Derivative
(US$ millions)	U.S. GAAP	Proportionate	Costs	Property	Instruments	Other	CDN GAAP

ASSETS
Real estate, net	$4,311.2	406.0	118.1	(55.7)	–	–	4,779.6
Cash, escrows and restricted cash	202.2	24.4	–	–	–	–	226.6
Investment in unconsolidated real estate joint ventures	231.2	(231.2)	–	–	–	–	–
Other assets	420.0	64.0	(118.1)	–	(7.1)	1.3	360.1
—
	$5,164.6	263.2	–	(55.7)	(7.1)	1.3	5,366.3

LIABILITIES
Mortgage debt and other loans	$2,867.0	225.7	–	–	–	–	3,092.7
Accounts payable and accrued liabilities	321.6	37.5	–	–	(31.8)	(10.1)	317.2

	3,188.6	263.2	–	–	(31.8)	(10.1)	3,409.9
Minority interest	10.3	–	–	–	–	(8.3)	2.0
Redeemable preferred stock	0.2	–	–	–	–	(0.2)	–

	3,199.1	263.2	–	–	(31.8)	(18.6)	3,411.9

SHAREHOLDERS’ EQUITY
Shareholders’ capital/retained earnings	1,987.7	–	–	(55.7)	(0.1)	18.6	1,950.5
Unearned compensation	(1.3)	–	–	–	–	1.3	–
Foreign currency translation adjustment	–	–	–	–	–	3.9	3.9
Accumulated other comprehensive loss	(20.9)	–	–	–	24.8	(3.9)	–

	1,965.5	–	–	(55.7)	24.7	19.9	1,954.4

	$5,164.6	263.2	–	(55.7)	(7.1)	1.3	5,366.3

Trizec Properties, Inc.
Statement of Income
For the year ended December 31, 2003

		Proportionate	Discontinued
(US$ millions)	U.S. GAAP	Consolidation	Operations	Property	Other	CDN GAAP

REVENUES
Property revenue	$848.2	111.8	15.2	–	–	975.2

EXPENSES
Property operating expenses	(406.6)	(54.2)	(7.5)	–	–	(468.3)
General and administrative expense	(39.3)	–	–	–	(1.1)	(40.4)
Interest income	8.4	0.3	0.1	–	(8.8)	–
Interest expense	(175.5)	(20.1)	(2.3)	–	8.8	(189.1)
Depreciation expense	(173.0)	(17.1)	(1.5)	2.1	–	(189.5)
Stock option grant expense	(1.1)	–	–	–	1.1	–

	(787.1)	(91.1)	(11.2)	2.1	–	(887.3)

INCOME BEFORE THE FOLLOWING ITEMS	61.1	20.7	4.0	2.1	–	87.9
Minority interest	(1.6)	–	–	–	1.6	–
Income from unconsolidated real estate joint ventures, including provision for loss on investment	23.3	(23.3)	–	–	–	–
Gain on sale of properties, net	–	–	27.1	1.9	11.4	40.4
Provision for losses on properties	–	–	(15.1)	1.2	–	(13.9)
Losses from investments	(15.5)	–	–	–	–	(15.5)
Gain on lawsuit settlement	26.7	–	–	–	–	26.7
Recovery on insurance claims	7.0	–	(0.3)	–	–	6.7
Gain on early retirement of debt, net	2.3	2.7	–	–	–	5.0
Income and other corporate taxes	41.8	(0.1)	1.3	–	–	43.0

INCOME FROM CONTINUING OPERATIONS	145.1	–	17.0	5.2	13.0	180.3
Discontinued operations	51.1	–	(17.0)	–	–	34.1
Gain on sale of properties, net	11.4	–	–	–	(11.4)	–

INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	207.6	–	–	5.2	1.6	214.4
Cumulative effect of a change in accounting principle	(3.8)	–	–	–	3.8	–

NET INCOME	$203.8	–	–	5.2	5.4	214.4

Proportionate consolidation

Under U.S. GAAP, proportionate consolidation is general-ly not permitted for joint ventures and the cost, equity or full consolidation methods of accounting must be fol-lowed, as appropriate. Under Canadian GAAP, the accounts of all jointly controlled incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the Corporation’s ownership interest.

Leasing costs

Under Canadian GAAP, leasing costs are classified as part of Real estate, net whereas under U.S. GAAP they are classified as deferred charges and included in other assets.

Discontinued operations

Under U.S. GAAP, pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the impairment on disposal of long lived assets”, the

12 Trizec Canada Inc.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

result of operations for the year and gains and losses on disposal of seven office properties and one retail property have been reported as discontinued operations. Under Canadian GAAP the Corporation adopted the provision of the CICA Handbook Section 3475, “Disposal of long-lived assets and discontinued operations” (“CICA 3475”) during 2003, with the result that three office properties and one retail property have been reported as discontinued operations. The operations of properties designated as held for disposition prior to May 1, 2003 are reflected in continuing operations pursuant to the transition rules of CICA 3475.

Properties

Under Canadian GAAP, building depreciation, gain on sale of properties, net, and provision for losses on proper-ties are effected as a result of lower carrying values of cer-tain properties compared with U.S. GAAP. These differences resulted from historical adjustments to the carrying amounts of assets acquired whose tax bases, at acquisition date, differed from the assigned values for accounting pur-poses. The tax effect of these bases differences was added to the carrying value of the associated properties on acquisition for U.S. GAAP purposes. Under Canadian GAAP the tax effect of these bases differences was charged to retained earnings on implementation, on January 1, 2000, of Canadian Institute of Chartered Accountants Handbook Section 3465 “Income Taxes”.

Derivative instruments

Under U.S. GAAP, Trizec Properties follows SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Corporation’s consolidated balance sheet at fair value. Changes in the fair value of derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are required to be reported through the statement of operations. For derivatives designated as hedging instruments in qualifying cash flow hedges, the effective portion of changes in fair value of the derivatives is recognized in other comprehensive income (loss) until the forecasted transactions occur and the ineffective portions are recognized in the statement of operations. In addition, Trizec Properties uses certain inter-est rate protection agreements to manage risks from fluctuations in variable interest rates, as well as to hedge anticipated future financing transactions. Under Canadian GAAP, the Corporation accounts for interest rate cap con-tracts as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their cur-rent market values. Any amount receivable or payable arising from interest rate cap contracts are recognized as an adjustment of interest expense. Premiums paid to arrange interest rate cap contracts are deferred and amortized to interest expense over the term of the contracts. Under interest rate swap agreements, payments or receipts are recognized as adjustments to interest expense.

Rental Income

Trizec Properties At December 31, 2003, Trizec Properties had total assets of approximately $5.4 billion and owned interests in 64 U.S. office properties containing approximately 42.5 million square feet, with its pro rata ownership interest totaling approximately 39.6 million square feet. Trizec Properties’ office properties are concentrated in seven core markets in the United States located in the following major metropolitan areas: Atlanta, Georgia; Chicago, Illinois; Dallas, Texas; Houston, Texas; Los Angeles, California; New York, New York and Washington, D.C.

     Strong economic growth in the second half of 2003 offered hope that a sustained economic recovery is indeed taking hold. Corporate profits, as measured by the constituents of the S&P 500, generated the strongest earnings growth in years during the latter half of 2003 and it is anticipated this will translate into more broad based job growth in the coming years.

     It is important to note however that some economic indicators such as retail sales and consumer confidence have tempered somewhat in early 2004, as a reminder that a stance of cautious optimism remains prudent.

     According to Cushman & Wakefield (“C&W”), the national office market hit a cyclical bottom at the end of

2003 with overall vacancy rates in both the CBD and Suburban markets showing a decline for the first time since late 2000. C&W expects national overall vacancy to decline to 14.3% and 19.7% for the CBD and Suburbs respectively in 2004 from 15.2% and 20.8% at the end of 2003.

     In addition, the amount of sublease space continued to decline from the highs of mid-2002, leasing activity has been consistent for seven consecutive quarters and both direct and overall absorption showed a dramatic increase during the last quarter of 2003. Another positive sign is that the national construction pipeline has decreased substantially. According to C&W, 2003 witnessed the lowest amount of construction deliveries since 1997 at only 27.5 million square feet. Of the 35 million square feet currently under construction, only 22 million square feet is scheduled to be delivered in 2004.

     Despite the improving fundamentals noted above, it still appears that material growth in rental rates is more likely in 2005 and beyond rather than 2004 as landlords continue to offer aggressive leasing packages in many markets.

     The table below presents selected operating information for the total U.S. office and retail/entertainment port-folio for the years ended December 31, 2003 and 2002.

	Years Ended		Increase/
	December 31,		(Decrease)
			in Rental
(US$ millions)	2003	2002	Income

OFFICE
Rental revenue	$933.8	944.1	(10.3)
Operating expenses	(427.7)	(416.3)	(11.4)

RENTAL INCOME	$506.1	527.8	(21.7)

RETAIL/ENTERTAINMENT
Rental revenue	$41.4	63.2	(21.8)
Operating expenses	(40.6)	(45.3)	4.7

RENTAL INCOME	$0.8	17.9	(17.1)

TOTAL
Rental revenue	$975.2	1,007.3	(32.1)
Operating expenses	(468.3)	(461.6)	(6.7)

RENTAL INCOME	$506.9	545.7	(38.8)

Office rental revenue, which includes rental income, recoveries from tenants, parking and other income and fee income decreased by approximately $10.3 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. Office rental revenue decreased by approximately $21.3 million due to dispositions and approximately $11.8 million due primarily to a decrease in average occupancy and average rental rates for the year ended December 31, 2003 as compared to the same period in 2002. This decrease was partially offset by increased rental revenue in the amount of approximately $12.1 million from the acquisition of the remaining 75% interest in Ernst & Young Plaza in Los Angeles, California that Trizec Properties did not already own, and by approximately $3.5 million due to the acquisition of 151 Front Street in Toronto. Office rental revenue increased by approximately $6.3 million primarily due to new leasing in One Alliance Center in Atlanta, Georgia. In addition, management fee income increased by approximately $0.9 million for the year ended December 31, 2003 as compared to the year ended December 31, 2002.

     Lease termination fees are an element of ongoing real estate ownership. Included in the office rental revenue analysis above, for the year ended December 31, 2003, Trizec Properties recorded approximately $9.8 million of termination fees for its office portfolio compared to approximately $6.6 million for the year ended December 31, 2002.

     Retail rental revenue decreased by approximately $21.8 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. Approximately $16.4 million of the decrease resulted from the sale of Paseo Colorado in Pasadena, California in the first quarter of 2003. Approximately $2.4 million of the decrease resulted from a decrease in the average occupancy rates for the year ended December 31, 2003 compared to the year ended December 31, 2002. In addition, the write-off of straight-line rent receivables, related to vacated tenants at Hollywood & Highland, also resulted in a decrease of approximately $3.0 million.

     Included in the retail rental revenue analysis above, for the year ended December 31, 2003, is approximately $0.4 million of lease termination fees for the retail port-folio compared to approximately $0.2 million for the year ended December 31, 2002.

     Office operating expenses increased by approximately $11.4 million in the year ended December 31, 2003 compared to the year ended December 31, 2002.

14 Trizec Canada Inc.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Office operating expenses increased by approximately $7.0 million due to the office property acquisitions described above. In addition, office operating expenses increased approximately $3.0 million due to new leasing in One Alliance Center in Atlanta, Georgia, approximately $8.8 million due to an increase in insurance cost, approximately $1.9 million due to an increase in bad debt expense, and approximately $0.5 million due to an increase in real estate tax expense for the year ended December 31, 2003 compared to the year ended December 31, 2002. These increases were partially offset by a decrease in property operating expenses due to dispositions of approximately $8.3 million and $1.0 million due to decreases in cleaning expenses, utilities expense, and repairs and maintenance expenses for the year ended December 31, 2003 compared to the year ended December 31, 2002.

     Excluding the impact of lease termination fees on revenues, Trizec Properties’ office portfolio gross margin (property revenues, excluding lease termination fees, less property operating expenses) decreased to 53.7% for the year ended December 31, 2003 from 55.6% for the year ended December 31, 2002, reflecting its lower average occupancy, lower average rental rates and increased operating expenses.

     Retail operating expenses decreased by approximately $4.7 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. Approximately $5.1 million of this decrease is due primarily to the sale of Paseo Colorado in Pasadena, California during the first quarter of 2003. Additionally, approximately $2.8 million of the decrease is due primarily to decreases in utilities expense, bad debt expense, and real estate taxes for the year ended December 31, 2003 compared to the year ended December 31, 2002. These decreases were partially offset by an increase in operating expenses of approximately $3.2 million due to increases in repairs and maintenance and insurance expense for the year ended December 31, 2003 compared to the year ended December 31, 2002.

Geographic Diversity

Trizec Properties’ geographically diversified asset base makes it more likely that it will be able to generate sustainable cash flows throughout the various phases of economic cycles than if it were less diversified. The following table summarizes the major city focus and geographic distribution of the U.S. office property portfolio at December 31, 2003.

U.S. Office Portfolio Summary

						Occupancy	Average
						Weighted	In-Place
	No. of	Total Managed Area		Owned Area		on Owned	Gross Rent
(at December 31, 2003)	Properties	000s sq. ft.	%	000s sq ft.	%	Area	$/sq.ft.

CORE MARKETS

Atlanta	7	4,616	11%	4,616	12%	85.8%	$20.40
Chicago	4	2,434	6%	2,434	6%	95.1%	26.60
Dallas	5	5,991	14%	5,225	13%	80.7%	19.50
Houston	6	6,580	15%	6,056	15%	84.9%	19.20
Los Angeles Area	4	2,452	6%	2,262	6%	84.8%	26.90
New York Area	7	7,913	19%	6,462	16%	97.3%	30.80
Washington, D.C. Area	18	4,436	10%	4,436	11%	87.1%	26.00

TOTAL CORE MARKETS	51	34,422	81%	31,491	79%	88.0%	$24.10

SECONDARY MARKETS

Charlotte	2	1,368	3%	1,368	3%	98.2%	$19.40
Minneapolis	1	813	2%	813	3%	60.1%	14.20
Pittsburgh	1	1,468	4%	1,468	4%	79.1%	18.70
St. Louis	2	1,378	3%	1,378	3%	85.0%	20.70
Other	7	3,038	7%	3,038	8%	77.9%	18.50

TOTAL SECONDARY MARKETS	13	8,065	19%	8,065	21%	81.0%	$18.90

TOTAL U.S. OFFICE PROPERTIES	64	42,487	100%	39,556	100%	86.6%	$23.10

In-place gross rents consist of the amounts paid under Trizec Properties’ leases including the costs of providing services and taxes. In-place gross rents exclude straight-line rent adjustments. In 2003, leases expired at an aver-age gross rent of approximately $20.64 per square foot ($20.62 per square foot on a pro rata basis) and were generally being signed at an average gross rent per square foot of approximately $20.75 ($20.02 per square foot on a pro rata basis).

Lease Profile

For the U.S. office portfolio, market rents at December 31, 2003 were on average approximately 2% below its average in-place rents. Over the next five years, beginning in 2004, scheduled lease expirations in Trizec Properties’ office portfolio average approximately 9.6% annually, based on its owned space at December 31, 2003. The data in the table are based on owned area. Expiring gross rents exclude straight-line rent adjustments.

Scheduled Annual Expirations of Office Leases(1)

	2004 Expirations				2005 Expirations				2006 Expirations
	000s				000s				000s
(at December 31, 2003)	sq. ft.	%	$/sq. ft.	%	sq. ft.	%	$/sq. ft.	%	sq. ft.	%	$/sq. ft.	%

CORE MARKETS

Atlanta	564	12.2%	$19.72	11.8%	542	11.7%	$19.66	11.3%	606	13.1%	$22.04	14.2%
Chicago	240	9.9%	24.08	8.9%	110	4.5%	27.65	4.7%	339	13.9%	22.49	11.8%
Dallas	405	7.8%	17.72	7.0%	433	8.3%	20.69	8.8%	333	6.4%	20.13	6.6%
Houston	923	15.2%	19.07	15.1%	273	4.5%	20.98	4.9%	314	5.2%	21.33	5.8%
Los Angeles Area	254	11.2%	26.30	11.0%	206	9.1%	26.22	8.9%	194	8.6%	27.95	8.9%
New York Area	988	15.3%	30.55	15.2%	443	6.9%	33.86	7.5%	229	3.5%	39.35	4.5%
Washington, D.C. Area	382	8.6%	24.99	8.3%	665	15.0%	24.42	14.1%	263	5.9%	32.64	7.4%

TOTAL CORE MARKETS	3,756	11.9%	$23.45	11.6%	2,672	8.5%	$24.34	8.6%	2,278	7.2%	$25.20	7.6%

SECONDARY MARKETS

Charlotte	20	1.5%	$27.32	2.1%	260	19.0%	$24.96	24.5%	198	14.5%	$23.83	17.8%
Minneapolis	140	17.2%	16.84	20.4%	7	0.9%	18.77	1.1%	50	6.2%	19.45	8.4%
Pittsburgh	156	10.6%	19.39	11.0%	101	6.9%	19.18	7.1%	121	8.2%	20.58	9.1%
St. Louis	77	5.6%	20.97	5.7%	238	17.3%	17.89	14.9%	56	4.1%	17.35	3.4%
Other	416	13.7%	17.90	13.2%	397	13.1%	17.39	12.3%	313	10.3%	18.94	10.5%

TOTAL SECONDARY MARKETS	809	10.0%	$18.53	9.8%	1,003	12.4%	$19.66	12.9%	738	9.2%	$20.43	9.9%

TOTAL – OWNED AREA	4,565	11.5%	$22.58	11.3%	3,675	9.3%	$23.06	9.3%	3,016	7.6%	$24.03	7.9%

TOTAL AREA	4,847	11.4%	$23.05		3,820	9.0%	$23.67		3,141	7.4%	$24.59

16 Trizec Canada Inc.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Scheduled Annual Expirations of Office Leases(1) (Con’t)

	2007 Expirations				2008 Expirations
	000s				000s
(at December 31, 2003)	sq. ft.	%	$/sq. ft.	%	sq. ft.	%	$/sq.ft.	%

CORE MARKETS

Atlanta	574	12.4%	$21.59	13.2%	525	11.4%	$19.49	10.9%
Chicago	196	8.1%	26.36	8.0%	156	6.4%	24.65	5.9%
Dallas	932	17.8%	19.18	17.5%	246	4.7%	21.35	5.2%
Houston	396	6.5%	23.69	8.1%	722	11.9%	22.15	13.8%
Los Angeles Area	153	6.8%	27.47	6.9%	127	5.6%	32.16	6.7%
New York Area	179	2.8%	32.88	3.0%	358	5.5%	34.64	6.2%
Washington, D.C. Area	709	16.0%	31.07	19.1%	556	12.5%	32.20	15.5%

TOTAL CORE MARKETS	3,139	10.0%	$24.51	10.1%	2,690	8.5%	$25.91	9.2%

SECONDARY MARKETS

Charlotte	48	3.5%	$15.59	2.8%	89	6.5%	$23.72	8.0%
Minneapolis	48	5.9%	10.30	4.3%	158	19.4%	12.75	17.4%
Pittsburgh	127	8.7%	20.70	9.6%	140	9.5%	17.82	9.1%
St. Louis	234	17.0%	27.94	22.9%	161	11.7%	22.12	12.5%
Other	532	17.5%	20.35	19.3%	392	12.9%	21.17	14.8%

TOTAL SECONDARY MARKETS	989	12.3%	$21.46	13.9%	940	11.7%	$19.66	12.1%

TOTAL – OWNED AREA	4,128	10.4%	$23.78	10.7%	3,630	9.2%	$24.30	9.7%

TOTAL AREA	4,269	10.0%	$23.88		3,767	8.9%	$25.02

(1)	Expiring gross rents represent base rents at time of expiration plus current expense reimbursements and exclude straight-line rent adjustments. Expiring percentages are based on owned area except for the row “Total Area”, which is based on total area.

Over the last three years, Trizec Properties has leased 21.8 million square feet of new and renewal space. Occupancy for the entire portfolio based on owned area was 86.6% at December 31, 2003, down from 89.0% at December 31, 2002.

Tenant Diversity

Trizec Properties’ diversified tenant base adds to the durability of its future cash flow. The following table summarizes the breadth and diversity of the approximately 2,300 tenants in the portfolio at December 31, 2003.

Industry	% Owned Area

Banking/Securities Brokers	16%
Legal Services	11%
Miscellaneous Business Services	7%
Computers/Communications	7%
Insurance/Non-Bank Financial	7%
Oil & Gas	6%
Wholesalers/Retailers	5%
Government	5%
Engineering/Architectural Services	5%
Transportation	3%

This large tenant base and strong position in key markets allow Trizec Properties to take advantage of economies of scale and drive internal growth in the areas of parking, telecommunications and antennas, specialty retail leasing, signage and branding opportunities, energy and national purchasing contracts.

     Trizec Properties’ ten largest tenants accounted for approximately 20% of its gross rent revenue excluding straight-line rent adjustments for the year ended December 31, 2003. No single tenant accounted for more than 4% of its gross rent revenue, excluding straight-line rent adjustments for the year ended December 31, 2003. The following table sets forth information concerning its ten largest tenants at December 31, 2003.

	% Rental
Top Ten Tenants by Rental Revenue	Revenue (1)	% Owned Area

Wachovia/Prudential Financial Advisors	4%	4%
Government Services Administration	3%	2%
Goldman Sachs	2%	2%
Bank of America	2%	2%
Continental Airlines	2%	2%
Devon Energy Corporation	2%	2%
Ernst & Young	2%	1%
Fried, Frank, Harris	1%	1%
Kellogg Brown & Root	1%	1%
Jones Apparel Group	1%	1%

TOTAL TOP TEN TENANTS	20%	18%

(1)	Represents base rent plus expense reimbursements and excludes straight-line rent adjustments.

Top Office Properties

The following table summarizes Trizec Properties’ top ten properties based on rental revenue contribution for the year ended December 31, 2003. All of the properties in the table are 100% owned unless otherwise indicated.

Top Ten Properties by		% Rental	% Owned
Rental Revenue Contribution		Revenue (1)	Area

One New York Plaza	New York, NY	7%	6%
Allen Center	Houston, TX	7%	8%
The Grace Building (50%)	New York, NY	4%	2%
Ernst & Young Plaza	Los Angeles, CA	3%	3%
Galleria Towers	Dallas, TX	3%	4%
Newport Tower	Jersey City, NJ	3%	3%
1411 Broadway (50%)	New York, NY	3%	1%
Renaissance Tower	Dallas, TX	3%	4%
110 William Street	New York, NY	3%	2%
Gateway Center	Pittsburgh, PA	2%	4%

TOTAL TOP TEN PROPERTIES		38%	37%

(1)	Represents lease rent plus expense reimbursement and includes straight-line rent adjustments.

Trizec Canada

Consistent with its plan, Trizec Canada is monetizing its non-U.S. real estate assets. The following table summarizes the key factors that impacted rental income contributions from these assets, for the year ended December 31, 2003, on a year-over-year basis.

Rental Income Change 2003 vs. 2002

	Canada
(US$ millions)	and Other	Europe	Total

Dispositions/transfer	$(3.5)	(13.5)	(17.0)
Operations	(2.1)	–	(2.1)

TOTAL INCREASE (DECREASE) IN RENTAL INCOME	$(5.6)	(13.5)	(19.1)

Canada and Other

During 2003, the two remaining income producing real estate properties in Canada were 151 Front Street and the CN Tower. The Corporation’s interest in the CN Tower was transferred back to its landlord, Canada Lands Company CLC Limited effective December 31, 2003. Prior to completion of the Arrangement on May 8, 2002, TrizecHahn transferred 151 Front Street to Trizec Properties. Accordingly, on a segmented basis, second, third and fourth quarter operating results for 151 Front Street for 2002 are included in the results of Trizec Properties. Trizec Properties continued to manage and lease this property until it was sold in January 2004.

     The CN Tower operations are seasonal in nature with the majority of its net operating income generated in the second and third quarters of the year. The CN Tower in Toronto depends on tourism for a significant portion of its visitors. The outbreak of Severe Acute Respiratory Syndrome (“SARS”) in March 2003 and resulting travel advisory for Toronto by the World Health Organization significantly impacted the level of tourism in Toronto. Although, the travel advisory for Toronto was lifted on April 30, 2003, significant general economic uncertainty was created by this event and the operations of the CN Tower were directly impacted during 2003.

Europe Retail/Entertainment

Year-over-year operating results in Europe reflect a decrease resulting from the February 26, 2003 disposition of the Corporation’s 50% interest in the TriGranit joint venture, which included the Westend City Center and

18 Trizec Canada Inc.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Polus Center in Budapest, Hungary and the Polus City Center in Bratislava, Slovakia, and from the August 19, 2003 disposition of the Corporation’s ownership interest in TriStannifer Developments B.V. with its principal assets located in the Czech Republic, which includes the Olympia Centrum retail center in Brno.

General and Administrative Expense

General and administrative expense includes expenses for corporate and portfolio asset management functions. Expenses for property management and fee-based services are recorded as property operating expenses.

     General and administrative expense decreased by approximately $12.4 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. The decrease is due primarily to separation costs incurred and professional fees paid in connection with the corporate reorganization during the year ended December 31, 2002, offset by additional expense related to the net settlement of warrants during the year ended December 31, 2003.

     Stock option grant expense, which is included in gen-eral and administrative expense, decreased by approximately $4.2 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. This decrease is due primarily to accelerated expense for employees separated from the company during the year ended December 31, 2002. This non-cash cost incurred during the year ended December 31, 2002 relates to the intrinsic value, at the date of grant, of stock options granted upon the completion of the corporate reorganization. This decrease is partially offset by additional stock option expense related to adoption of revised CICA Handbook Section 3870, “Stock-based compensation and Other Stock-based Payments” (“CICA 3870”) for stock options issued in 2003. This non-cash cost incurred dur-ing the year ended December 31, 2003 relates to the fair value, at the date of grant, of stock options granted by Trizec Properties during 2003.

Interest Expense, Net

The following analysis highlights the factors that contributed to the $37.1 million decrease in interest expense on a year-over-year basis.

Analysis of Decrease in Interest Expense, Net

(US$ millions)	Total

Dispositions	$14.8
Acquisitions	(3.3)
Retirement of corporate debentures	16.4
Decrease in operating lines	4.7
Increase interest income on cash balances	0.8
On-stream developments – decrease in interest capitalized	(3.7)
Lower average debt balances and other	7.4

TOTAL DECREASE IN INTEREST EXPENSE, NET	$37.1

Depreciation Expense

Depreciation expense increased by approximately $4.1 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. The completion of two office development projects and the reclassification of retail properties from held for sale to held for the long term increased depreciation expense by approximately $8.0 million. The increase in ownership of the Ernst & Young Plaza in 2002 resulted in an increase in depreciation expense of approximately $6.5 million. This increase is partially offset due to less accelerated depreciation of tenant improvements related to the early termination of leases for the year ended December 31, 2003 compared to the year ended December 31, 2002.

Gain on Sale of Properties, Net

	For the
	years ended
	December 31,
(US$ millions)	2003	2002

Canada – CN Tower and other	$1.4	–
European retail/ entertainment properties	52.0	11.5
U.S. Office properties	26.8	18.8
U.S. retail/entertainment properties	13.6	–
Global Switch joint venture	–	14.7

	$93.8	45.0

Effective December 31, 2003, theL Corporation completed the transfer of its interest in the CN Tower back to its landlord, Canada Lands Company CLC Limited. As a result of this transaction, the Corporation recorded a gain on sale of properties in the amount of $0.7 million.

     During the third quarter of 2003, the Corporation recorded a gain in the amount of $2.5 million as a result of the sale of its ownership interest in TriStannifer Developments B.V. with its principal assets located in the Czech Republic, which included the Olympia Centrum retail center in Brno and a development site located out-side Prague.

     During the second quarter of 2003, the Corporation recorded a gain of $1.8 million as a result of the receipt of additional proceeds in connection with the 2001 sale of a European entertainment property.

     In the first quarter of 2003, the Corporation completed the sale of its 50% ownership interest in all of the assets of the TriGranit joint venture, a Hungarian based real estate company. The sale was executed in two separate transactions with an existing 25% TriGranit joint venture partner. The first transaction, which closed on February 26, 2003, involved the sale of TriGranit’s operating properties, to a subsidiary of the joint venture partner, for net proceeds of $109.3 million, after assumption of property level debt. The controlling shareholder of the Corporation, along with a director of the Corporation, control a company which provided 50% of the permanent financing, to the purchasing subsidiary, required to com-plete the purchase. That company now has a 50% equity interest in the purchasing subsidiary. The sale was entered into on the same terms as if the parties were unrelated. In the second transaction, which closed on March 24, 2003, the Corporation sold its 50% ownership interest in all of the development assets of the TriGranit joint venture to the same 25% joint venture partner. The purchase consideration for this transaction was a four-year interest bear-ing $25.5 million vendor take back note. A price discount of $4.3 million may be applied to the note depending upon the profitability of the development assets at the end of the four-year period. No further investment in these projects is required to be made by Trizec Canada. As a result of the sales and excluding the contingent develop-ment consideration, the Corporation recorded a gain of $47.7 million during the first quarter of 2003.

     During the third quarter of 2003 Trizec Properties sold Clark Tower in Memphis, Tennessee and Esperante Office Building in West Palm Beach, Florida resulting in a net gain of $19.7 million.

     During the first quarter of 2003, Trizec Properties sold Goddard Corporate Park in Lanham, Maryland, New Center One in Detroit, Michigan and Rosslyn Gateway in Arlington, Virginia, resulting in a net gain on sale of U.S office properties of $7.1 million. In addition, Trizec Properties sold Paseo Colorado in Pasadena, California, resulting in a net gain of $13.6 million.

     During 2002 the Corporation sold five U.S. office properties, two U.S. technology centers and remnant land. In Europe, the Corporation sold its interest in the Brandenburg business park in Germany and in December 2002 settled its arbitration proceedings for cost recoveries in respect of the Westend Plaza project in Frankfurt, Germany. A net gain of $30.3 million was recorded from these sales.

     At December 31, 2001, the Corporation had an indirect 38.9% ownership interest in Global Switch S.a.r.l. (“Global Switch”) a Luxembourg company, operating a European-based technology center business. Chelsfield plc (“Chelsfield”) had an indirect 38.9% ownership interest; Unicorn Assets Limited, Fassett Limited and Zamaan Limited (collectively, “Unicorn”) had a 16.7% ownership interest; and Risanamento Napoli S.p.A. had a 5.5% ownership interest. In addition, at December 31, 2001, the Corporation had loans receivable from Unicorn in the amount of $19.3 million. Collectively the ownership inter-est and loans to Unicorn was referred to as the “Global Switch Investment”. The Global Switch Investment was structured as a joint venture through shareholder agree-ments and was accounted for using the proportionate consolidation method. In 2001, the Corporation recorded a $177.5 million provision for loss on the Global Switch Investment.

     On April 19, 2002, TrizecHahn sold to Chelsfield its 38.9% interest in Global Switch. In addition to settlement of a loan to Chelsfield, in the amount of $35.6 million, TrizecHahn received 19.5 million common shares of Chelsfield representing approximately 6.9% of Chelsfield’s outstanding common shares. Based on the estimated fair value of the Chelsfield shares received, TrizecHahn recognized a pre-tax gain on the disposition of its interest in Global Switch of approximately $14.7 million in the second quarter of 2002. As a consequence of the sale, TrizecHahn was released from, and indemnified by Chelsfield in respect of, obligations under specified guarantees and other agreements previously granted in

20 Trizec Canada Inc.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

support of Global Switch debt. In December 2002, the Corporation completed the disposition of its investment in Chelsfield.

Provision for Losses on Properties

The following is a summary of provisions for impairment losses on properties.

	For the
	years ended
	December 31,
(US$ millions)	2003	2002

U.S. retail/entertainment properties	$–	(181.4)
U.S. office properties	(13.9)	(29.3)

	$(13.9)	(210.7)

At June 30, 2003, the fair value less selling costs of an office property held for disposition, located in Memphis, Tennessee, was less than the carrying value of the property. Trizec Properties recorded a provision for loss on properties of $13.9 million related to this property. At September 30, 2003, the fair value less selling costs of an office property held for disposition, located in Minneapolis, Minnesota, was less than the carrying value of the property. The Corporation recorded a provision for loss on properties (included in discontinued operations) of $3.1 million related to this property. Both office proper-ties were sold in 2003.

     During 2002, internal valuations indicated that the value of the Desert Passage and Hollywood & Highland properties had declined. Accordingly, an additional provision for loss in the amount of $181.4 million for Hollywood & Highland (including the hotel) and $57.0 million (included in discontinued operations) for Desert Passage was recorded in 2002, based on internal valuations. In addition, at December 31, 2002, the fair values less selling costs of two office properties, located in Lanham, Maryland and Detroit, Michigan were less than the carrying values of the property. The Corporation recorded a provision for loss on properties of $9.6 million and $19.7 million, respectively, related to these properties. Desert Passage and the two office properties were sold in 2003.

Losses on Investments, net

On December 3, 1997, the Corporation purchased a subordinated mortgage collateralized by the Sears Tower in Chicago, Illinois, for approximately $70 million (the “Subordinated Mortgage”) and became the residual beneficiary of the trust that holds title to the Sears Tower. The outstanding balance of the Subordinated Mortgage, including accrued interest, was approximately $294 mil-lion at acquisition. At December 31, 2002, the Sears Tower was held by a trust established for the benefit of an affiliate of Sears, Roebuck and Co. (“Sears”). The trust had a scheduled termination date of January 1, 2003, at which time the assets of the trust, subject to a participating first mortgage, were to be distributed to the Corporation as the residual beneficiary. The Subordinated Mortgage was subordinate to an existing non-recourse participating first mortgage (the “First Mortgage”).

     The Subordinated Mortgage held by the Corporation, which was to mature in July 2010, had cer-tain participation rights to the extent of available cash flow. Since acquisition, the Corporation had not been accruing interest income on the Subordinated Mortgage due to the uncertainty regarding ultimate collectibility of accrued interest. In 2002, a loss provision of approximately $48.3 million was recorded to reduce the carrying value of the Corporation’s investment in the Sears Tower to its estimated fair value of approximately $23.6 million.

     On August 28, 2003, Trizec Properties sold its inter-est in the Subordinated Mortgage to Metropolitan Life Insurance Company, the holder of the First Mortgage, for approximately $9.0 million. During the third quarter of 2003, Trizec Properties recognized a loss on the sale of its interest in the Subordinated Mortgage to Metropolitan Life Insurance Company of approximately $15.5 million. In addition, the Corporation recognized a tax benefit related to this transaction of approximately $12 million, which is included in income and other corporate taxes. Metropolitan Life Insurance Company has retained Trizec Properties as leasing and management agent for the Sears Tower on a third-party basis.

     On December 5, 2002, Trizec Properties sold its interest in Chelsfield for $76.6 million and recognized a net loss of $12.7 million.

Gain on Lawsuit Settlement

In July 2003, Trizec Properties reached an agreement in which it agreed to end all litigation and resolve all standing disputes concerning the development and subsequent bankruptcy of the hotel and casino adjacent to its Desert Passage project. In exchange for Trizec Properties’ agree-ment to end the development litigation and its agreement to permit and assist in the re-theming of the hotel and casino complex, the other parties to the litigation have agreed to dismiss all claims against Trizec Properties. In the third quarter of 2003, Trizec Properties recognized a gain on lawsuit settlement of approximately $26.7 million comprised primarily of the forgiveness of debt. Trizec Properties did not receive any cash proceeds from the litigation settlement.

Recovery on Insurance Claims

Beginning in late 2001 and during 2002, Trizec Properties replaced a chiller at One New York Plaza in New York that was damaged in 2001, and it expects total remediation and improvement costs will be approximately $19.0 million. During the year ended December 31, 2003, Trizec Properties received approximately $7.0 million in insur-ance proceeds related to this chiller. During the year ended December 31, 2002, Trizec Properties received approximately $3.8 million in insurance proceeds related to this chiller. Trizec Properties is preparing to file a claim for additional proceeds; however, success with such an effort cannot be assured.

Foreign Exchange Gains (Losses)

	For the
	years ended
	December 31,
(US$ millions)	2003	2002

Foreign exchange gains on unhedged portion of Canadian dollar denominated long-term debt and Global Switch investment	$—	0.5
Recognition of historical foreign currency adjustment resulting from sale of assets in the Czech Republic and the sale of its interest in the TriGranit joint venture and related reductions of net investment in Europe	4.9	(8.7)

	$4.9	(8.2)

During the year ended December 31, 2003, the Corporation recorded a $4.9 million exchange gain in connection with the sale of assets in the Czech Republic ($1.8 million), the sale of its interest in the TriGranit joint venture ($3.1 million) and the repatriation of invested capital that resulted in the recognition of a portion of the historic European foreign currency translation gain.

     For the year ended December 31, 2002 the Corporation has recorded a $0.5 million exchange gain reflecting the impact of the unhedged portion of Canadian dollar denominated debt prior to the date of retirement of the C$550 million unsecured debentures, the Global Switch investment up to the disposition date and the settlement of foreign currency forward contracts. In addition, the sale of certain European property operations and the repatriation of invested capital resulted in the recognition of a portion of the historic European foreign currency translation loss in the amount of $8.7 million as an expense.

Gain (Loss) on Early Retirement of Debt, Net

During the year ended December 31, 2003, Trizec Properties recorded an approximate $5.0 million gain on early debt retirement. Trizec Properties recorded an approximate $3.6 million gain on early debt retirement related to the forgiveness of a $17.9 million construction facility on its remaining technology property. On June 30, 2003, Trizec Properties conveyed title of its remaining technology property to the lender and is no longer obligated to the lender under the $17.9 million construction facility. The $3.6 million gain on early debt retirement is net of approximately $0.5 million remitted to the lender in full satisfaction of any exposure related to the construction facility. In addition, Trizec Properties recorded a gain on early retirement of debt in the amount of $2.8 million related to the sale of the New Center One property in Detroit, Michigan. These gains on early debt retirement are partially offset by the write-off of deferred financing costs in the amount of approximately $1.4 million as a result of the repayment of secured mortgages coinciding with the sale of the underlying properties.

22 Trizec Canada Inc.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Reorganization Costs

Impact of the Arrangement

Cash costs

As a consequence of the Arrangement, TrizecHahn incurred and expensed $27.2 million of transaction costs consisting of third party advisor and professional fees during 2002.

Non-cash costs

In connection with the Arrangement, all 17.1 million outstanding options to purchase TrizecHahn Subordinate Voting Shares were cancelled and replaced with either (1) options to purchase Trizec Properties Common Stock, (2) warrants to purchase Trizec Properties Common Stock, or (3) options to purchase Trizec Canada Subordinate Voting Shares.

     On issuance of 1.7 million Trizec Canada share purchase options, an amount of $3.3 million, representing the fair value of the options at the date of grant, was charged to reorganization costs with the corresponding credit being recorded as contributed surplus. For the Trizec Canada share purchase options issued, Trizec Properties issued a similar number of warrants to purchase Trizec Properties Common Stock.

     Cancelled TrizecHahn share purchase options that were in respect of services provided to Trizec Properties were replaced with options to purchase Trizec Properties Common Stock. These options were measured for accounting purposes based on their intrinsic value on the date they were exchanged. Intrinsic value is the current market value of the shares subject to an option or warrant less the exercise price of each such option or warrant. Based on approximately 8.3 million options issued, and using $16.82 per share, which were the number of options and closing price of the TrizecHahn Subordinate Voting Shares on the New York Stock Exchange on May 7, 2002, the intrinsic value of these options was recorded at $6.0 million. To the extent the options were already vested, the intrinsic value of $2.0 million was charged as reorganization costs with an offsetting increase to additional paid-in capital of subsidiary. To the extent the options remain unvested, the aggregate intrinsic value of $4.0 million was recorded in other assets as unearned compensation with an offsetting increase to additional paid-in capital of subsidiary. This amount will be amortized to general and administrative expense over the vesting period (amortized to December 31, 2003 - $3.6 million; December 31, 2002 — $3.2 million).

     The 7.1 million cancelled TrizecHahn share purchase options not replaced as described in the preceding para-graphs were replaced with warrants to purchase Trizec Properties Common Stock. Based on 7.1 million warrants issued and using the binomial option pricing model, the fair market value of these warrants was recorded at $20.9 million. This amount was based on a trading value of Trizec Properties Common Stock of $16.82 per share, which was the trading value of TrizecHahn Subordinate Voting Shares at May 7, 2002, and was based on other assumptions required for the binomial option pricing model considered by management to be reasonable. This amount was charged to reorganization costs with an increase to additional paid-in capital of subsidiary.

     As the result of the completion of the office centralization plan adopted in 2000, the Corporation reviewed the remaining related liability based on future estimated expenditures and accordingly, during the fourth quarter of 2002 credited an adjustment of $3.3 million to the income statements.

Income and Other Corporate Taxes

The following summarizes the key components of the provision for income and other corporate taxes.

	For the
	years ended
	December 31,
(US$ millions)	2003	2002

(Expense) Recovery
Income taxes
Current
- withholding taxes on REIT distributions	$(5.9)	(15.6)
- operations and sales	49.0	(1.5)
Future
- operations and sales	24.2	11.1
- impact of arrangement	—	15.7
Franchise, capital and alternative minimum tax	(7.2)	(6.1)

	$60.1	3.6

Current income taxes related to operations and sales have decreased by approximately $50.5 million for the year ended December 31, 2003 compared to the year ended December 31, 2002, primarily due to the tax impact of the disposition of Trizec Properties’ investment in the Sears Tower in Chicago, Illinois of approximately $12.0 million, Trizec Properties’ settlement with the IRS which resulted in a decrease of approximately $21.0 million, and Trizec Properties’ liquidation of the Hollywood TRS subsidiary which resulted in a decrease of approximately $13.5 million.

     Actual cash taxes paid relate primarily to withholding taxes on REIT distributions and franchise and capital taxes in the United States related to ongoing real estate operations. As Trizec Properties is indirectly owned by a wholly-owned Hungarian company, the effective with-holding tax rate on REIT distributions pursuant to cur-rent treaty arrangements is approximately 10%. Withholding taxes on distributions made to date have been provided for at this rate. Trizec Canada anticipates changes in the U.S.-Hungary income tax treaty that are expected to result in an increase in the effective tax rate from approximately 10% to approximately 30%. The U.S. withholding tax rate on distributions made by a U.S. REIT to a Canadian parent company is 30%. At that time, adjustments will be made to the carrying values of future income tax assets and liabilities. As a consequence of the Arrangement, TrizecHahn Shareholders, who were Qualifying U.S. Persons, were able to participate directly in the ownership of shares of Trizec Properties Common Stock and the withholding taxes paid on dividends from Trizec Properties thereby will be significantly reduced in future years.

     During the year ended December 31, 2002, the Corporation recorded withholding tax expense of $15.6 million. The withholding taxes are in respect of 2002 distributions by Trizec Properties, made as a consequence of the Pre-Arrangement Dividends and other dividends paid by Trizec Properties during the year. Withholding tax expense and future income tax benefits result in an overall effective tax rate of 10% on the Corporation’s share of Trizec Properties net income to December 31, 2002.

     As a consequence of the Arrangement the Corporation recorded future tax benefits of $15.7 million in connection with the release of valuation allowances in respect of Canadian timing differences related to provisions for loss and early debt retirement costs.

Discontinued Operations

Effective May 1, 2003, the Corporation adopted the recommendations of CICA Handbook Section 3475, “Disposal of long-lived assets and discontinued operations” (“CICA 3475”). Pursuant to the provisions of CICA 3475, properties meeting specific criteria are classified as held for disposition. During the year ended December 31, 2003, Trizec Properties designated three office properties, Minnesota Center in Minneapolis, Minnesota; 9800 La Cienega in Los Angeles, California; Park Central II in Dallas, Texas and a retail property, Desert Passage in Las Vegas, Nevada as discontinued operations.

     During the year ended December 31, 2003, Trizec Properties recognized a gain on disposition of discontinued real estate of approximately $29.3 million, due to the sales of the three office properties and the retail property. The gain on sale of discontinued real estate is partially offset by a provision for loss on discontinued real estate of approximately $3.1 million relating to Minnesota Center in Minneapolis, Minnesota. The fair value of the office property was determined by a contract price, less transaction costs.

     During the year ended December 31, 2002, Trizec Properties recognized a provision for loss on discontinued real estate of approximately $57.0 million for Desert Passage in Las Vegas, Nevada, which was recorded to reduce the carrying value of the property to fair value. Fair value was based on internal valuations.

Tenant Installation Costs and Capital Expenditures

Tenant Installation Costs

Trizec Properties’ office properties require periodic invest-ments of capital for tenant installation costs related to new and renewal leasing. Overall market conditions for the year ended December 31, 2003 reflect an increase in vacancies over the prior year. This increase, combined with sublet space inventory in Trizec Properties’ major markets, has increased the downward pressure on rental rates and the upward pressure on tenant installation costs.

24      Trizec Canada Inc.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

For comparative purposes, the absolute total dollar amount of tenant installation costs in any given period is less relevant than the cost on a per square foot basis. This is because the total is impacted by the square footage both leased and occupied in any given period. Tenant installation costs consist of tenant allowances and leasing costs. Leasing costs include leasing commissions paid to third-party brokers representing tenants and costs associated with dedicated regional leasing teams who represent Trizec Properties and deal with tenant representatives. The following table reflects tenant installation costs for the total office portfolio, for both new and renewal office leases that commenced during the respective periods, regardless of when such costs were actually paid. The square feet leased data in the table represents the pro rata owned share of square feet leased.

	For the
	Years Ended
	December 31,
(US$ millions, except per square foot amounts)	2003	2002

Square feet leased
- new leasing	3.2	3.5
- renewal leasing	3.0	3.0
Tenant square feet leased	6.2	6.5
Tenant installation costs	$91.6	$87.3

Capital Expenditures

To maintain the quality of properties and preserve competitiveness and long-term value, Trizec Properties pursues an ongoing program of capital expenditures, certain of which are not recoverable from tenants. For the year ended December 31, 2003, capital expenditures for the total office portfolio was approximately $21.6 million (2002 — $36.0 million). Recurring capital expenditures include, for example, the cost of roof replacement and the cost of replacing heating, ventilation, air conditioning and other building systems. In addition to recurring capital expenditures, expenditures are made in connection with non-recurring events such as asbestos abatement or removal costs, any major mechanical attribute or system replacement, and any redevelopment or reconstruction costs directly attributable to extending or preserving the useful life of the base building. Furthermore, as part of office acquisitions, Trizec Properties has routinely acquired and repositioned properties in its respective markets, many of which have required significant capital improvements due to deferred maintenance and the existence of shell space requiring initial tenant build-out at the time of acquisition. Some of these properties required substantial renovation to enable them to compete effectively. Trizec Properties takes these capital improvement and new leasing tenant inducement costs into consideration at the time of acquisition when negotiating our pur-chase price.

Reconciliation to Consolidated Statements of Cash Flows

The above information includes tenant installation costs granted, including leasing costs, and capital expenditures for the total portfolio, for leases that commenced during the periods presented. The amounts included in the consolidated statements of cash flows represent the actual cash spent during the periods. The reconciliation between the above amounts and the consolidated statements of cash flows is as follows:

	For the
	Years Ended
	December 31,
(US$ millions)	2003	2002

Tenant installation costs, including leasing costs	$(91.6)	(87.3)
Tenant installation costs, including leasing costs, for properties disposed	(3.1)	(2.7)
Capital expenditures	(21.6)	(36.0)
Timing differences	(4.6)	1.1
Retail and other activity	(7.0)	(1.9)

Total tenant installation costs and capital expenditures per consolidated statement of cash flows	$(127.9)	(126.8)

Property Investment Analysis

As reflected in the Consolidated Statements of Cash Flows, the following property investment activities occurred in 2003.

			Europe
	Trizec Properties		and
(US$ millions)	Office	Retail	Other	Total

Development expenditures	$(0.1)	(1.4)	(0.3)	(1.8)
Dispositions	230.6	350.5	107.5	688.6
Tenant installation and capital expenditures	(116.2)	(11.8)	0.1	(127.9)

Net property investment activities	$114.3	337.3	107.3	558.9

Acquisitions

On June 4, 2002, Trizec Properties acquired the remaining 75% interest in Ernst & Young Plaza in Los Angeles for an aggregate of $115.1 million of which, after the assumption of debt and other net liabilities, it paid $35.9 million. Additionally, Trizec Properties acquired the remaining ground leases related to two of its Chicago office properties for $7.2 million, of which $4.0 million was financed by new debt.

Developments

For the year ended December 31, 2003 Trizec Properties spent approximately $0.9 million on the final payment requirements for the construction costs relating to developments that were completed in 2001 and 2002.

Development expenditures were incurred during 2002 primarily on: Trizec Properties’ retail/entertainment proper-ties, Paseo Colorado, in Pasadena California; Hollywood & Highland Retail, Los Angeles, California; its 91.5% ownership interest in the Hollywood & Highland Hotel; and for the completion of One Alliance Center. The latter project, located in the Buckhead sub-market of Atlanta, Georgia, opened in early October 2001. This $100 mil-lion, 558,000 square foot building is the first phase of a four-building complex and is currently 96.6% occupied. Trizec Properties sold Paseo Colorado during the first quarter of 2003 and Hollywood & Highland retail and its interest in the Hollywood & Highland Hotel in February of 2004.

Dispositions

Effective December 31, 2003, the Corporation completed the transfer of its interest in the CN Tower back to its landlord, Canada Lands Company CLC Limited. With the closing of this transaction, Trizec Canada received proceeds of approximately C$52 million ($39 million).

     During the third quarter of 2003, Trizec Canada sold its ownership interest in TriStannifer Developments B.V. with its principal assets located in the Czech Republic, which included the Olympia Centrum retail center in Brno and a development site located outside Prague, generating net proceeds of approximately $24 million.

     In the first quarter of 2003, Trizec Canada complet-ed the sale of its 50% ownership interest in all of the assets of the TriGranit joint venture. The sale was executed in two separate transactions. The first transaction involved the sale of TriGranit’s operating properties, for net proceeds of $109.3 million, after assumption of property level debt. After deducting cash balances of $28.4 million at the joint venture level, the sale generated net cash proceeds of $80.9 million. The second transaction, involved the development assets of the TriGranit joint venture. The purchase consideration for this transaction was a four-year interest bearing $25.5 million vendor take back note.

     During the year ended December 31, 2003, Trizec Properties sold nine office properties and two retail properties generating net proceeds of approximately $581.1 million or approximately $261.0 million after debt repayment. During the year ended December 31, 2002, Trizec Properties sold five office properties, two technology cen-ters, refusal rights and remnant lands generating net proceeds of approximately $149.0 million, or $140.1 million after debt repayment.

     In 2002, in Europe, the Corporation sold its interest in the Brandenburg business park located south of Berlin, Germany to a group of private investors. The sale was for a gross price of approximately $24 million with $7 million received in cash at closing and the balance due in the form of an interest bearing vendor take back note. The note is repayable from future land sales and Trizec Canada has retained a carried profits interest from future sales within the next five years under certain circum-

26      Trizec Canada Inc.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

stances. Proceeds received at closing net of costs were used by Trizec Canada to pay down its bridge loan.

Sears Tower

On December 3, 1997, the Corporation purchased a subordinated mortgage collateralized by the Sears Tower in Chicago for $70.0 million and became the residual beneficiary of the trust that holds title to the Sears Tower. The Sears Tower is currently held by a trust established for the benefit of an affiliate of Sears, Roebuck and Co. The trust had a scheduled termination date of January 1, 2003, at which time the assets of the trust, subject to the participating first mortgage, were to be distributed to Trizec Properties as the residual beneficiary. In 2002, a loss pro-vision of $48.3 million was recorded to reduce the carry-ing value of its investment in the Sears Tower to its esti-mated fair value of $23.6 million.

     On August 28, 2003, Trizec Properties sold its inter-est in the subordinated mortgage to Metropolitan Life Insurance Company, the holder of the First Mortgage, for approximately $9.0 million. During the third quarter of 2003, Trizec Properties recognized a loss on the sale of its interest in the subordinated mortgage to Metropolitan Life Insurance Company of approximately $15.5 million. In addition, Trizec Properties recognized a tax benefit related to this transaction of approximately $12.0 million which is included in income and other corporate taxes. Metropolitan Life Insurance Company has retained Trizec Properties as leasing and management agent for the Sears Tower on a third-party basis.

LIQUIDITY AND CAPITAL STRUCTURE

At December 31, 2003, the Corporation had $348.3 mil-lion in cash and short-term investments on a consolidated basis. Of this amount, on a segmented basis, $226.6 mil-lion was recorded at the Trizec Properties level and $121.7 million at the Trizec Canada level. Cash and short-term investments include escrows and restricted cash at property and joint venture levels and cash held for other purposes (Trizec Properties — $97.3 million; Trizec Canada — $17.8 million).

     Trizec Properties conducts its operations through various subsidiaries which are party to loan agreements containing provisions that require the maintenance of financial ratios and impose limitations on additional indebtedness and possible distributions in respect of capital stock.

Trizec Canada

In 2002, Trizec Canada negotiated credit facilities in an aggregate amount of $135 million that were available to provide financing for the Arrangement and for the general corporate purposes of Trizec Canada. The credit facilities were secured by, among other things, a pledge of the shares of Trizec Properties Common Stock indirectly owned by Trizec Canada following the Arrangement. During the first quarter of 2003, Trizec Canada used dis-position proceeds to repay the bridge loan facility. As at December 31, 2003, Trizec Canada has reduced the remaining credit facility to a $10 million revolving facility secured by six million shares of Trizec Properties Common Stock with no material financial covenants. No amounts are outstanding under the credit facility as at December 31, 2003.

     As contemplated in the Arrangement, the aggregate value of Trizec Canada’s net assets should be sufficient to fund the anticipated costs of Trizec Canada for the 66 month period following the completion of the Arrangement.

Trizec Properties

Trizec Properties’ objective is to ensure, in advance, that there are ample resources to fund ongoing operations expenses, capital expenditures, debt service requirements and the distributions required to maintain REIT status.

     Trizec Properties expects to meet liquidity requirements over the next twelve months for scheduled debt maturities, normal recurring expenses, operational tax obligations, settlement of pre-REIT tax issues and distributions required to maintain REIT status through cash flows from operations, the refinancing of mortgage debt and its current cash and credit availability. Trizec Properties’ net cash flow from operations is dependent upon the occupancy level of its properties, the collectibility of rent from its tenants, the level of operating and other expenses, and other factors. Material changes in these factors may adversely affect Trizec Properties’ net cash flow from operations.

     Trizec Properties expects to meet liquidity require-ment for periods beyond twelve months for scheduled debt maturities, potential future acquisitions and develop-ments, major renovations, ground lease payments or pur-chases, expansions, settlement of pre-REIT tax issues and other non-recurring capital expenditures through cash flows from operations, availability under Trizec Properties’ credit facility, the incurrence of secured debt, asset sales, entering into joint ventures or partnerships with equity providers, issuing equity securities or a combi-nation of these methods.

     Trizec Properties has a $350.0 million senior secured revolving credit facility that matures in December 2004. The amount available to be borrowed under the credit facility at any time is determined by the encumbered properties Trizec Properties, or its subsidiaries that guarantee the credit facility, own that satisfy certain conditions of eligible properties. These conditions are not uncommon for credit facilities of this nature. As of December 31, 2003, the amount eligible to be borrowed was approximately $217.0 million, none of which was outstanding. During 2004, the amount available to be borrowed will likely fluctuate. The capacity under the facility may decrease as Trizec Properties sells or places permanent debt on assets currently supporting the facility. In addition, the capacity may decrease if assets no longer meet certain eligibility requirements. Likewise, the capacity under the facility may increase as certain assets become encumbered by the facility or otherwise meet the eligibility requirements of the facility. During 2004, Trizec Properties expects the outstanding balance to fluctuate. The outstanding balance will likely increase from time to time as it uses funds from the facility to meet a variety of liquidity requirements such as dividend payments, tenant installation costs, future tax payments and acquisitions that may not be fully met through operations. Likewise, any outstanding balance may be reduced as a result of proceeds generated from asset sales, secured borrowings, operating cash flow and other sources of liquidity.

     Under Trizec Properties’ credit facility, it is subject to covenants, including financial covenants, restrictions on other indebtedness, restrictions on encumbrances of properties that it uses in determining its borrowing capacity and certain customary investment restrictions. The financial covenants include the requirement for Trizec Properties’ total leverage ratio not to exceed 65%, with the exception that the total leverage ratio could reach 67.5% for one calendar quarter in 2003; the requirement for its interest coverage ratio to be greater than 2.0 times; and the requirement for its net worth to be in excess of $1.5 billion. Trizec Properties’ financial covenants also include a restriction on dividends or distributions of more than 90% of Trizec Properties’ funds from operations (as defined). If Trizec Properties is in default in respect of its obligations under the credit facility, dividends will be limited to the amount necessary to maintain REIT status. At December 31, 2003, Trizec Properties was in compliance with these covenants.

     After dividend distributions, Trizec Properties’ remaining cash from operations will not be sufficient to allow it to retire all of its debt as it comes due. Accordingly, Trizec Properties will be required to refinance maturing debt or repay it utilizing proceeds from property dispositions or the issuance of equity securities. Trizec Properties’ ability to refinance maturing debt will be dependent on its financial position, the cash flow from its properties, the value of its properties, liquidity in the debt markets and general economic and real estate market conditions. There can be no assurance that such refinancing or proceeds will be available or be available on economical terms when necessary in the future.

28      Trizec Canada Inc.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Contractual Obligations

The following table summarizes the Corporation’s contractual obligations as of December 31, 2003:

		Payments Due by Period
		Less than	1 - 3	3 - 5	More than
(US$ millions)	Total	1 Year	Years	Years	5 Years

Long-term debt	$3,092.7	665.9	998.1	785.0	643.7
Capital lease obligations(1)	11.1	0.8	2.6	2.6	5.1
Ground lease obligations	349.8	2.3	4.6	5.1	337.8
Operating lease obligations	35.5	3.9	11.8	7.8	12.0
Purchase obligations(2)	47.8	19.3	8.7	5.4	14.4

Total	$3,536.9	692.2	1,025.8	805.9	1,013.0

(1)	Included on balance sheet.

(2)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The Corporation has various standing or renewable service contracts with vendors related to property manage-ment that provide for cancellation with insignificant or no cancellation penalties and, therefore, have not been included in the above table.

Financing Activity

At December 31, 2003, consolidated long-term debt was approximately $3.1 billion. As reflected in the Consolidated Statements of Cash Flows, the following long-term debt financing activities occurred in 2003.

For the year ended
(US$ millions)	December 31, 2003

Repaid upon dispositions	$(320.1)
Property financings	86.7
Principal repayments	(274.2)
Credit facility activity, net	(90.0)

NET LONG-TERM DEBT FINANCING ACTIVITIES	$(597.6)

The table below summarizes long-term debt information at December 31, 2003.

	Trizec Properties
(US$ millions)	Office	Retail	Total

Principal repayments due Years ending December 31, 2004	$520.9	145.0	665.9
2005	205.0	64.9	269.9
2006	717.7	10.5	728.2
2007	107.2	5.1	112.3
2008	672.2	0.5	672.7
Subsequent to 2008	616.0	27.7	643.7

Total	$2,839.0	253.7	3,092.7

Weighted average interest rate	5.99%	4.02%	5.83%

Weighted average term to maturity	3.8 yrs	3.7 yrs	3.8 yrs

Percentage of fixed rate debt	91.1%	56.2%	88.2%

With the sale of Trizec Canada’s interest in TriStannifer Developments B.V. all of the consolidated long-term debt at December 31, 2003 relates to Trizec Properties.

     As a result of Trizec Properties’ intention to dispose of the Hollywood & Highland retail and the Hollywood & Highland hotel, the mortgage debt relating to these properties is on a floating rate basis.

     At December 31, 2003, Trizec Properties had fixed interest rates on $150.0 million (2002 - $150.0 million) of the debt classified as fixed by way of interest rate swap contracts with a weighted average interest rate of 6.02% and maturing on March 15, 2008. In accordance with these interest rate swap agreements, Trizec Properties has placed approximately $5.5 million of cash into an interest-bearing escrow account as security under the con-tracts. Additionally, in January 2003, Trizec Properties entered into interest rate swap contracts to fix the LIBOR interest rates on $500.0 million of variable rate debt with a weighted average fixed rate of 2.61% plus various spreads effective July 1, 2003. At December 31, 2003, $500.0 million of debt is classified as fixed. The fair value of all the above interest rate swaps was approximately $20.3 million at December 31, 2003 (2002 — $18.5 million).

     In December 2003, Trizec Properties entered into forward rate swap agreements to lock into a maximum interest rate on $110.0 million of $120.0 million of mort-gage debt that it intends to refinance in 2004. The for-ward rate swap agreements were entered into at current market rates and, therefore, had no initial cost. The cost to unwind these interest rate swap contracts is approximately $1.6 million at December 31, 2003. Upon settle-ment of the swaps, Trizec Properties may be obligated to pay the counterparties a settlement payment, or alternatively, to receive settlement proceeds from the counterparties. Any monies paid or received will be amortized to inter-est expense over the term of the respective debt. Trizec Properties refinanced this mortgage loan in January 2004.

     Trizec Properties has entered into interest rate cap contracts expiring June 2004 on $120.0 million of vari-able rate debt, which limit the underlying LIBOR interest rate to 6.5%. At December 31, 2003, the fair value of these interest rate cap contracts was nominal. In addition, Trizec Properties has entered into an interest rate cap con-tract expiring April 2004 on approximately $584.7 mil-lion of U.S. dollar variable rate debt, which limits the underlying LIBOR rate to 11.01%. The fair value of this interest rate cap contract was nominal at December 31, 2003.

     At December 31, 2002, a non-recourse loan secured by New Center One in Detroit, Michigan, which was held in a joint venture, was in default. On February 25, 2003, the joint venture sold the property and the loan was extinguished through repayment and forgiveness.

     During the first quarter of 2003, the lender for Trizec Properties’ remaining technology property forward-ed a notice of default related to debt service on the $17.9 million construction facility. On June 30, 2003, Trizec Properties conveyed title for such property to the lender and is no longer obligated to the lender under a $17.9 million construction facility. In addition, Trizec Properties remitted approximately $0.5 million to the lender in full satisfaction of any amounts owed to the lender related to the construction facility. On June 30, 2003, Trizec Properties recorded a gain on early debt retirement of approximately $3.6 million related to this transaction. This loan was not cross-defaulted to any other loans and was scheduled to mature in October 2003.

     In June 2003, Trizec Properties refinanced the approximately $55.1 million variable rate development loan on One Alliance Center in Atlanta, Georgia, which was scheduled to mature in October 2003, with a $70.0 million, 4.78% fixed rate mortgage that matures in June 2013. In May 2003, Trizec Properties, through a third party, arranged to set a maximum rate on this loan through a forward rate agree-ment. Upon closing of this loan, Trizec Properties paid approximately $3.4 million in settlement of this forward rate agreement. The amount paid on settlement will be amortized into interest expense over the life of the loan.

Off-Balance Sheet Arrangements

As part of its ongoing business, the Corporation does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Therefore, the Corporation does not believe that it currently has any off-balance sheet arrangements.

Dividend distributions

During the first quarter of 2003, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On April 25, 2003, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the first quarter of 2003.

     During the second quarter of 2003, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On July 22, 2003, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the second quarter of 2003.

     During the third quarter of 2003, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On October 22, 2003, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the third quarter of 2003.

     During the fourth quarter of 2003, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On January 22, 2004, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the fourth quarter of 2003.

     In 2002 after completion of the Arrangement, Trizec Canada and Trizec Properties made quarterly dividend distributions of $0.0875 per share.

     In 2004 and thereafter, Trizec Properties intends to make distribution to its shareholders at least equal to the minimum amount required to maintain REIT status each year through regular quarterly distributions. Until November 2007, Trizec Canada intends to pay the same per share dividend on the Trizec Canada Shares as Trizec Properties pays on the shares of Trizec Properties Common Stock as contemplated in the Plan of Arrangement.

30      Trizec Canada Inc.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Outstanding Shares

The following numbers of Trizec Canada Inc. shares and share purchase options were outstanding at December 31, 2003 and March 17, 2004.

	December 31,	March 17,
Issued and outstanding at	2003	2004

Subordinate Voting Shares	52,400,097	52,400,097
Multiple Voting Shares	7,522,283	7,522,283

	59,922,380	59,922,380

Options to purchase Subordinate Voting Shares	937,303	784,042

NEWLY ISSUED ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

Hedging Relationships

Effective January 1, 2004, the Corporation adopted the new CICA Accounting Guideline Number 13 (“AcG-13”), “Hedging Relationships,”, which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented and must be considered highly effective; where hedging relationships do not meet these requirements, hedge accounting must be discontinued.

Variable Interest Entities

The Canadian Institute of Chartered Accountants (“CICA”) has issued Accounting Guideline Number 15 (“AcG-15”) on the consolidation of variable interest enti-ties (“VIEs”). VIEs include entities where the equity invested is considered insufficient in relation to the expected variability in the operating results and fair value of the entity. Under this new guideline, Trizec Canada must consolidate these VIEs if the investments it holds in these entities and/or the relationships it has with them result in it being exposed to a majority of their expected loss, being able to benefit from a majority of their expect-ed residual returns, or both, based on a calculation deter-mined by the standard setters. Due to a deferral of the application date by the CICA, Trizec Canada will apply the new guideline to existing VIEs beginning on November 1, 2004 (rather than on January 1, 2004, as previously expected). The Corporation is currently evaluating the impact of adopting of AcG-15 and has not yet determined the effect of adoption on its results of operations and financial condition.

SUMMARY QUARTERLY INFORMATION

The following summarizes Trizec Canada’s operating results on a quarterly basis. (Certain comparatives have been reclassified to conform to the current quarter’s presentation.)

(US$millions, except per share amounts)	1st	2nd	3rd	4th
For the year ended December 31, 2003	Quarter	Quarter	Quarter	Quarter	Year

Rental revenue	$258.3	245.2	251.5	254.9	1,009.9
Rental income	140.2	124.9	129.2	120.4	514.7
Income from continuing operations	26.7	33.3	25.3	40.3	125.6
Net income	27.9	35.7	22.4	51.8	137.8
Income (loss) per share — basic and diluted
Continuing operations	0.45	0.56	0.42	0.67	2.10
Discontinued operations	0.02	0.04	(0.05)	0.19	0.20
Net income	0.47	0.60	0.37	0.86	2.30

For the year ended December 31, 2002

Rental revenue	$265.5	264.1	269.8	274.0	1,073.4
Rental income	145.2	147.5	146.1	133.8	572.6
Income (loss) from continuing operations	14.9	(20.8)	(71.2)	(15.7)	(92.8)
Net income (loss)	18.4	(19.7)	(89.5)	(15.3)	(106.1)
Income (loss) per share — basic and diluted
Continuing operations	0.10	(0.22)	(1.19)	(0.26)	(1.02)
Discontinued operations	0.02	0.02	(0.30)	—	(0.14)
Net income (loss)	0.12	(0.20)	(1.49)	(0.26)	(1.16)

SELECTED ANNUAL INFORMATION

The following summarizes selected financial data for Trizec Canada for each of the three most recently completed financial years. (Certain comparatives have been reclassified to conform to the current year’s presentation.)

(US$ millions, except per share amounts)
As at December 31,	2003	2002	2001

Total assets	$5,968.8	6,675.9	7,269.3
Long-term debt	3,092.7	3,924.2	4,152.9
Exchangeable debentures
Carrying amount	688.1	466.9	483.3
Deferred amount	202.8	424.0	407.6

For the years ended December 31,	2003	2002	2001

Rental revenue	$1,009.9	1,073.4	1,050.1
Rental income	514.7	572.6	592.5
Income (loss) from continuing operations	125.6	(92.8)	(410.5)
Net income (loss)	137.8	(106.1)	(417.9)
Income (loss) per share — basic and diluted
Continuing operations	$0,02.10	(1.02)	(2.76)
Discontinued operations	$0,00.20	(0.14)	(0.05)
Net income (loss)	$0,02.30	(1.16)	(2.81)
Cash dividends per share	$0,00.60	0.35	0.35

32      Trizec Canada Inc.

CONSOLIDATED BALANCE SHEETS

As at December 31
(US$ millions)	Note	2003	2002

Assets
Properties	3	$4,779.6	5,667.2
Cash and short-term investments		348.3	242.7
Investments	4	329.9	328.0
Other assets	5	416.1	384.5
Future income taxes	8	94.9	53.5

		$5,968.8	6,675.9

Liabilities
Long-term debt	6	$3,092.7	3,924.2
Exchangeable debentures - carrying amount	7	688.1	466.9
- deferred amount	7	202.8	424.0
Accounts payable and accrued liabilities	5	385.2	468.5

		4,368.8	5,283.6
Non-Controlling Interests		1,170.5	1,101.4
Shareholders’ Equity	9	429.5	290.9

		$5,968.8	6,675.9

See accompanying notes to the consolidated financial statements

On behalf of the Board:

/s/ H. L. Beck Howard L. Beck, (signed)	/s/ C. W. D. Birchall C. William D. Birchall, (signed)
Director	Director

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

For the years ended December 31
(US$ millions, except per share amounts)	Note	2003	2002

Rental Operations
Rental revenue		$1,009.9	1,073.4
Operating expenses		(379.0)	(385.9)
Property taxes		(116.2)	(114.9)

Rental Income		514.7	572.6
General and administrative expense		(47.3)	(59.7)
Interest expense, net	6	(186.9)	(224.0)

Real Estate Operating Income before the following items		280.5	288.9
Depreciation expense		(191.4)	(187.3)
Exchangeable debentures interest expense, net		(12.4)	(12.5)
Gain on sale of properties, net	3	93.8	45.0
Provision for losses on properties	3	(13.9)	(210.7)
Losses on investments, net	4	(15.3)	(60.8)
Gain on lawsuit settlement	10	26.7	-
Recovery on insurance claims		6.7	3.5
Foreign exchange gains (losses)	9	4.9	(8.2)
Gain (loss) on early retirement of debt, net	6	5.0	(17.5)
Reorganization costs	11	—	(50.1)

Income (loss) before taxes and non-controlling interests		184.6	(209.7)
Income and other corporate taxes	8	60.1	3.6
Non-controlling interests		(119.1)	113.3

Income (loss) from continuing operations		125.6	(92.8)
Discontinued Operations	3	12.2	(13.3)

Net Income (loss)		$137.8	(106.1)

Income (loss) per share	15
Basic and Diluted
Continuing operations		$2.10	(1.02)

Discontinued operations		$0.20	(0.14)

Net income (loss)		$2.30	(1.16)

See accompanying notes to the consolidated financial statements

34      Trizec Canada Inc.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

For the years ended December 31
(US$ millions)	Note	2003	2002

Retained Earnings (Deficit), beginning of year		$(105.8)	453.5
Net Income (loss)		137.8	(106.1)
Dividends	9	(35.9)	(28.8)
Impact of the Arrangement	1	—	(424.4)

Deficit, end of year		$(3.9)	(105.8)

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASHFLOWS

For the years ended December 31
(US$ millions)	Note	2003	2002

Cash flow from (applied to)
Operating Activities
Net income (loss)		$137.8	(106.1)

Adjustments to reconcile net income (loss) to total operating cash flows:
Depreciation expense		202.9	192.6
Gain on sale of properties, net		(123.1)	(45.0)
Provision for losses on properties		17.0	267.7
Losses on investments, net		15.3	60.8
Non-cash reorganization costs	11	—	26.2
Non-cash (gains) loss on early retirement of debt	6	(5.0)	0.9
Gain on lawsuit settlement		(26.7)	-
Foreign exchange (gains) losses		(4.9)	9.0
Future income tax	8	(22.8)	(28.2)
Straight-line adjustments	2	(26.8)	(35.4)
Non-controlling interests		139.6	(142.4)
Net change in operating working capital	5	(50.6)	(28.7)

Total operating cash flows		252.7	171.4

Financing Activities
Long-term debt
Acquisition financing		—	4.0
Development financing		—	85.8
Repaid upon dispositions		(320.1)	(8.9)
Property financings		86.7	230.4
Principal repayments		(274.2)	(210.7)
Credit facility activity, net		(90.0)	150.3
Corporate debentures repaid		—	(516.8)
Dividends paid by subsidiary		(72.5)	(24.1)
Issue of shares	9	—	5.2
Dividends paid		(35.9)	(28.8)

Total financing cash flows	5	(706.0)	(313.6)

Total Operating and Financing Activities		(453.3)	(142.2)

Investing Activities
Properties
Acquisitions		—	(43.1)
Development expenditures		(1.8)	(123.0)
Tenant installation costs		(100.7)	(83.7)
Capital expenditures		(27.2)	(43.1)
Dispositions		607.7	152.4
Disposition of interest in TriGranit (net of joint venture cash — $28.4)		80.9	76.6
Loan to Chelsfield plc		—	(35.6)

Total investing cash flows	5	558.9	(99.5)

Net Increase (Decrease) in Cash and Short-term Investments		105.6	(241.7)
Cash and Short-term Investments, beginning of year		242.7	484.4

Cash and Short-term Investments, end of year		$348.3	242.7

See accompanying notes to consolidated financial statements

36      Trizec Canada Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2003 and 2002
(tabular amounts in US$ millions, except per share amounts)

1.	Plan of Arrangement and Basis of Presentation

Trizec Canada Inc. (“Trizec Canada” or the “Corporation”) was incorporated on January 29, 2002 and did not conduct business operations prior to May 8, 2002. On May 8, 2002, TrizecHahn Corporation (“TrizecHahn”) completed a Plan of Arrangement (the “Arrangement”) under the Business Corporations Act (Ontario) that resulted in Trizec Properties, Inc. (“Trizec Properties”), which owns all of Trizec Canada’s U.S. assets together with certain non-U.S. assets, becoming a United States publicly-traded real estate investment trust (“REIT”). On April 23, 2002, all classes of TrizecHahn’s shareholders approved the Arrangement and on April 29, 2002, the Superior Court of Justice of Ontario gave final approval to the Arrangement.

     As a consequence of the Arrangement, TrizecHahn became an indirect wholly-owned subsidiary of Trizec Canada. As a result of completion of the Arrangement, Trizec Canada indirectly owns approximately 40% of the shares of Trizec Properties common stock, representing one share of Trizec Properties common stock for each outstanding Trizec Canada share, and therefore holders of Trizec Canada shares have an indirect interest in Trizec Properties. It is intended that Trizec Canada will, during the 66-month period following the Arrangement, pay the same dividend per Trizec Canada share as Trizec Properties pays per share of Trizec Properties common stock. In addition, as a consequence of the Arrangement, Trizec Canada owns all of the Trizec Properties special voting stock and Trizec Properties Class F convertible stock. As the Trizec Properties special voting stock enables the Corporation to control a majority of votes in elections of the Trizec Properties board of directors, Trizec Canada continues to consolidate Trizec Properties in its consoli-dated financial statements.

     Immediately after May 8, 2002, former holders of TrizecHahn Subordinate Voting Shares, representing approximately 60% of the outstanding TrizecHahn shares, owned approximately 60% of the Trizec Properties common stock. The effect of this exchange was recorded in the consolidated balance sheet as non-controlling interests of $1,267.9 mil-lion on the transaction date. The transaction was recorded using the historical cost basis of TrizecHahn’s interest in Trizec Properties, with corresponding decreases to retained earnings of $424.4 million and share capital of $843.5 mil-lion, on the basis that it is a controlled subsidiary.

     The accompanying consolidated financial statements of Trizec Canada are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and reflect the Corporation as the successor ultimate parent company to TrizecHahn. The results of operations and cash flows prior to the Arrangement are those of TrizecHahn. The consoli-dated financial statements are prepared using TrizecHahn’s historical accounting basis and are consistent with those used in the December 31, 2001 annual financial statements of TrizecHahn.

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.

     Certain comparatives have been reclassified to conform to the current year’s presentation.

2.	Significant Accounting Policies

a. Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and of all subsidiaries of the Corporation where more than 50% of the voting shares are controlled and the accounts of all incorporated and unincorporated joint ventures and partnerships to the extent of the Corporation’s proportionate interest in their respective assets, liabilities, revenues, expenses and cash flows. All material intercompany transactions have been eliminated.

b. Properties held for the long term

i.	Rental properties

Rental properties are recorded at cost, less accumulated depreciation, reduced for impairment losses where appropriate. Depreciation of rental properties is determined using the straight-line method over a 40 year esti-mated useful life period, subject to the terms of any respective ground leases.

     If events or circumstances indicate that the carrying value of a completed rental property, a rental property under development, or a property held for development may be impaired, a recoverability analysis is performed based on estimated undiscounted future cash flows to be generated from the property. If the analysis indicates that the carrying value is not recoverable from future cash flows, the property is written down to estimated net recoverable amount and an impairment loss is recognized.

     Tenant installation costs consisting of tenant allowances and leasing costs are deferred and amortized on a straight-line basis over the term of the respective lease. Consistent with U.S. GAAP, tenant installation costs are presented as investing activities within the consolidated statements of cash flows.

     Maintenance and repair costs are expensed against operations as incurred. Planned major maintenance activities (for example: roof replacement and the replacement of heating, ventilation, air conditioning and other building systems), significant building improvements, replacements and major renovations, all of which improve or extend the useful life of the properties, are capitalized to rental properties and amortized over their estimated useful lives.

     Furniture, equipment and certain improvements are depreciated on a straight-line basis over periods of up to 10 years.

ii.	Properties under and held for development

Properties under development consist of rental properties under construction and are recorded at cost, reduced for impairment losses where appropriate. Properties are classified as properties under development until the property is substantially completed and available for occupancy, at which time such properties are classified as rental properties and depreciation commences. The cost of properties under development includes qualifying costs incurred in connection with their acquisition, development and construction. Such costs consist of all direct costs including costs to lease real estate projects, interest on general and specific debt and other direct expenses. Revenues relating specifically to such properties are treated as a reduction of costs until such time as construction is substantially completed and the property is available for occupancy.

     Properties held for development are recorded at cost, reduced for impairment losses where appropriate.

38      Trizec Canada Inc.

Notes to the Consolidated Financial Statements

c. Properties held for disposition

Effective May 1, 2003, the Corporation adopted the recommendations of CICA Handbook Section 3475, “Disposal of long-lived assets and discontinued operations” (“CICA 3475”). Pursuant to the provisions of CICA 3475, properties meeting specific criteria are classified as held for disposition and their operations recorded in discontinued operations. Under the transition rules of CICA 3475 certain properties designated by the Corporation as held for disposition prior to May 1, 2003 continue to be accounted for as held for disposition and their operations recorded in continuing operations.

     Properties held for disposition include certain properties that the Corporation has decided to dispose of in an orderly manner over a reasonable sales period. Properties held for disposition are carried at the lower of cost less accumulated depreciation and any impairment loss recognized, where applicable, or estimated fair value less costs to sell. Estimated fair value is determined based on management’s estimate of amounts that would be realized if the property were offered for sale in the ordinary course of business, assuming a reasonable sales period and under normal market conditions. Carrying values are reassessed at each balance sheet date. Depreciation ceases once a property is classified as held for disposition.

d. Revenue recognition

The Corporation has retained substantially all of the benefits and risks of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. Rental revenues include minimum rents and recoveries of operating expenses and property taxes. Recoveries of operating expenses and property taxes are recognized in the period the expenses are incurred.

     The Corporation reports minimum rental revenue on a straight-line basis, whereby the known amount of cash to be received under a lease is recognized into income, over the term of the respective lease. The amount by which straight-line rental revenue exceeds minimum rents collected in accordance with the lease agreements is included in deferred rent receivable. When a property is acquired, the term of existing leases is considered to commence as of the acquisition date for purposes of this calculation. The impact of the straight-line adjustment increased revenue for the year ended December 31, 2003 by $32.2 million (2002 — $38.2 million).

     The Corporation provides an allowance for doubtful accounts representing that portion of tenant and other receivables and deferred rent receivables which are estimated to be uncollectable. Such allowances are reviewed periodically based upon the recovery experience of the Corporation. U.S. office tenant receivables in the accompanying consolidated balance sheets are shown net of an allowance for doubtful accounts of $8.2 million as of December 31, 2003 (2002 - $9.7 million). Other receivables, including retail tenant receivables, are shown net of an allowance for doubtful accounts of $10.3 million as at December 31, 2003 (2002 — $14.0 million). Deferred rent receivables are shown net of an allowance for doubtful accounts of $1.5 million as at December 31, 2003 (2002 — $6.3 million).

     Income from the sale of properties is recorded when the collection of the proceeds of sale is reasonably assured and all other significant conditions and obligations are met.

     Deferred revenue in respect of building telecommunication and service provider license agreements is recognized in income over the effective term of the license agreements. If a license agreement is terminated early, any remaining unamortized balance is recognized in income at that time.

e. Reporting currency and foreign currency translation

The consolidated financial statements have been presented in U.S. dollars because it is the currency of the primary economic environment in which the Corporation conducts its operations.

     Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the weighted average rate for the period. The Corporation’s foreign currency operations in Canada and Europe are considered to be self-sustaining. Cumulative gains or losses arising from the translation of the assets and liabilities of these operations are recorded as a separate component of shareholders’ equity until there is a reduction in the net investment in these foreign operations, at which time an appropriate amount is included in the determination of net income.

     Long-term debt which is denominated in foreign currencies, and is not a hedge of a net investment in a self-sustaining foreign operation, is translated into U.S. dollars at the rate of exchange in effect at the balance sheet date and the resulting gains or losses are recognized in income.

     In these financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars, references to “US$” and “$” are to United States dollars and references to “C$” are to Canadian dollars.

f. Cash and short-term investments

Cash and short-term investments consist of liquid investments, such as time deposits, money market instruments, commercial paper and Canadian and U.S. government securities, carried at the lower of cost and quoted market value.

     Cash and short-term investments at December 31, 2003 include $115.1 million (2002 — $148.4 million) of escrows and restricted cash at the property level. Escrows consist primarily of amounts held by lenders to provide for future property tax expenditures and tenant improvements, deposits on acquisitions and net proceeds, intended to be reinvested, from sale of real estate assets intended to qualify for tax deferred gain recognition under Section 1031 of the Internal Revenue Code, as amended. Restricted cash represents amounts committed for various utility deposits, security deposits, disposition deposits and other items. Certain of these amounts may be reduced upon the fulfillment of specific obligations.

g. Investments

The Corporation accounts for investments over which it exercises significant influence by the equity method. This method adjusts the original cost of the investment for the Corporation’s share of net income or losses and changes in shareholders’ equity, less dividends received.

     Investments in which the Corporation does not exercise significant influence are accounted for by the cost method. Income is recognized only to the extent of dividends or cash received.

     The carrying values of investments which the Corporation determines to have an impairment in value, considered to be other than temporary, are written down to their estimated realizable value.

     Mortgages receivable collaterized by real estate are carried at cost. The Corporation reviews, on a regular basis but not less than annually, or when events or circumstances occur, for impairment to its mortgages receivable. Impairment is recognized when the carrying values of the mortgages receivable will not be recovered either as a result of the inability of the underlying assets’ performance to meet the contractual debt service terms of the underlying debt and the fair values of the collateral assets are insufficient to cover the obligations and encumbrances, including the carrying values of the mort-gages receivable, in a sale between unrelated parties in the normal course of business. When a mortgage is considered impaired, an impairment charge is measured based on the present value of the expected future cash flows discounted at the effective rate of the mortgage or if the cash flows cannot be predicted with reasonable reliability, then the impaired mortgage is valued at the fair value of the underlying collateral. Interest income is generally recognized based on the terms and conditions of the mortgages receivable. Interest income ceases to be recognized when the underlying assets do not meet the contractual terms of the mortgages receivable, and are delinquent for a 90 day period. At such time interest income is generally recognized on a cash basis as payments are received.

h. Exchangeable debentures

The carrying amount of the Corporation’s exchangeable debentures is based on the market price, on the balance sheet date, of the underlying Barrick Gold Corporation (“Barrick”) shares that would be exchanged to extinguish the deben-ture liability.

     As it is contemplated that delivery of the underlying Barrick shares will be made in satisfaction of the liability, hedge accounting is used whereby the difference between the carrying amount and the original issue amount of the debentures is recorded as a deferred amount until such time as there is a disposal of the underlying Barrick shares.

40      Trizec Canada Inc.

Notes to the Consolidated Financial Statements

i. Income taxes

The Corporation follows the liability method of accounting for future income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

     Provisions are made for future tax liabilities relating to unremitted earnings of certain of the Corporation’s foreign subsidiaries where it is anticipated that such earnings will be distributed in the future. The liability is calculated based on the tax rates at which the underlying temporary differences are expected to reverse in the future.

j. Financial instruments

The Corporation uses interest rate cap and swap agreements to manage risks from fluctuations in interest rates. The Corporation accounts for cap contracts as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market values. Any amounts receivable arising from interest rate cap contracts are recognized as a reduction of interest expense on an accrual basis. Premiums paid to arrange interest rate cap contracts are deferred and amortized over the term of the contracts. Under interest rate swap agreements, payments are recognized as adjustments to interest expense when incurred. The Corporation believes it deals with credit-worthy financial institutions as counterparties.

     The Corporation may use foreign currency forward contracts to manage currency risk. The Corporation accounts for foreign currency forward contracts as hedges and, as a result, the carrying values of the hedged financial instruments are translated into US$ using the exchange rate at which the associated forward contract will be settled.

     The estimated fair value of long-term debt is based on the values derived using market interest rates of similar instruments. In determining estimates of the fair value of financial instruments, the Corporation must make assumptions regarding current market interest rates, considering the term of the instrument and its risk. Current market interest rates are generally selected from a range of potentially acceptable rates and, accordingly, other effective rates and/or fair values are possible.

     The carrying amounts of cash and short-term investments, other assets, accounts payable and accrued liabilities approximates their fair value due to their short term to maturity.

     Deferred financing costs, which are included in other assets, are amortized to interest expense over the term of the obligation.

k. Stock-based compensation arrangements

Effective January 1, 2003, the Corporation adopted the provisions of the revised CICA Handbook Section 3870 “Stock-based compensation and Other Stock-based Payments” (“CICA 3870”). The Corporation applied the fair value recognition provisions of CICA 3870 prospectively to all employee stock-based compensation granted by Trizec Canada and Trizec Properties after December 31, 2002. For employee stock-based compensation grants accounted for under CICA 3870, compensation cost is measured as the fair value of the stock-based compensation at the date of grant. This compensation cost is charged to earnings over the vesting period. For stock options issued prior to January 1, 2003, the Corporation will continue to account for stock-based compensation using the intrinsic value method and, accordingly, compensation cost is measured as the excess, if any, of the quoted market price of the Corporation’s common stock at the date of grant over the exercise price of the options granted. This compensation cost, if any, is charged to earnings over the vesting period. As a result of implementing this standard, compensation expense of $0.7 million was recorded in the year ended December 31, 2003.

     At December 31, 2003, the Corporation has three types of share-based compensation arrangements: two restricted stock plans; an employee stock purchase plan; and share option plans. These are described in Note 16. Compensation expense, based on the quoted market price of the underlying shares at the date of the award, is recognized in respect of the restricted stock plans over the three year vesting period.

l. Per share calculations

Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding. Diluted per share amounts are computed after adjusting the denominator of the basic computations for the effects of all dilutive shares outstanding during the period. The dilutive effects of outstanding share purchase options and warrants are computed using the “treasury stock” method, whereby the proceeds that would be received from the exercise of options and warrants are assumed to repurchase outstanding shares of the Corporation.

3.	Properties

The Corporation’s properties are comprised of:

	2003	2002

Properties
Held for the long term	$4,746.6	5,209.0
Held for disposition	33.0	458.2

	$4,779.6	5,667.2

a. Properties held for the long term

	2003	2002

Rental properties
At cost	$5,437.1	5,795.0
Accumulated depreciation	(758.2)	(652.7)

	4,678.9	5,142.3
Properties held for development	67.7	66.7

	$4,746.6	5,209.0

b. Properties held for disposition

	2003	2002

Rental properties
At cost	$22.3	422.8
Accumulated depreciation	(2.3)	(29.7)

	20.0	393.1
Properties under development	—	12.7
Properties held for development	13.0	52.4

	$33.0	458.2

At December 31, 2003, the office property 151 Front Street and an adjacent retail concourse remain in properties held for disposition. These properties were sold in January 2004 (Note 18).

42      Trizec Canada Inc.

Notes to the Consolidated Financial Statements

The results of operations of properties held for disposition, which were designated as held for disposition prior to May 1, 2003, are included in revenues and expenses of the Corporation. The following summarizes the condensed results of operations of the properties held for disposition at the end of the year:

For the years ended December 31	2003	2002

Rental revenue	$10.3	90.7
Operating expenses and property taxes	(5.9)	(42.0)

Rental income	$4.4	48.7

The impact if properties held for disposition, which were designated as held for disposition prior to May 1, 2003, were depreciated would have been to increase depreciation in the statement of income for the year ended December 31, 2003 by approximately $0.5 million (2002 — $8.5 million).

c. Discontinued operations

Following May 1, 2003, Trizec Properties designated three office properties (Minnesota Center, Minneapolis, MN; 9800 La Cienega, Los Angeles, CA; and Park Central II, Dallas, TX) and a retail property (Desert Passage, Las Vegas, NV) as held for disposition. During the fourth quarter of 2003, the three office properties and the retail property were sold with the resulting net gain on sale of properties, in the amount of $29.3 million, included in discontinued operations. The results of operations for the years ended December 31, 2003 and 2002 for the office properties and the retail property have been reclassified as discontinued operations in accordance with the provisions of the CICA 3475. The operations of properties designated as held for disposition prior to May 1, 2003 are reflected in continuing operations pursuant to the transition rules of CICA 3475.

For the years ended December 31	2003	2002

Rental revenue	$51.3	55.3
Operating expenses	(22.1)	(23.8)
Property taxes	(2.8)	(4.3)

Rental income	26.4	27.2
Interest expense, net	(8.1)	(8.7)
Depreciation expense	(11.5)	(5.3)

	6.8	13.2
Provision for losses on properties	(3.1)	(57.0)
Gain on sale of properties, net	29.3	—

Income (loss) before taxes and non-controlling interests	33.0	(43.8)
Income and other corporate taxes	(0.3)	1.4
Non-controlling interests	(20.5)	29.1

Discontinued operations	$12.2	(13.3)

d. Gain on sale of properties, net

For the years ended December 31	2003	2002

Canada — CN Tower and other	$1.4	—
European retail/entertainment properties	52.0	11.5
U.S. Office properties	26.8	18.8
U.S. retail/entertainment properties	13.6	—
Global Switch joint venture	—	14.7

	$93.8	45.0

Effective December 31, 2003, the Corporation completed the transfer of its interest in the CN Tower back to its land-lord, Canada Lands Company CLC Limited. As a result of this transaction, the Corporation recorded a gain on sale of properties in the amount of $0.7 million.

     During the third quarter of 2003, the Corporation recorded a gain in the amount of $2.5 million as a result of the sale of its ownership interest in TriStannifer Developments B.V. with its principal assets located in the Czech Republic, which included the Olympia Centrum retail center in Brno and a development site located outside Prague.

     During the second quarter of 2003, the Corporation recorded a gain of $1.8 million as a result of the receipt of additional proceeds in connection with the 2001 sale of a European entertainment property.

     In the first quarter of 2003, the Corporation completed the sale of its 50% ownership interest in all of the assets of the TriGranit joint venture, a Hungarian based real estate company. The sale was executed in two separate transactions with an existing 25% TriGranit joint venture partner. The first transaction, which closed on February 26, 2003, involved the sale of TriGranit’s operating properties, to a subsidiary of the joint venture partner, for net proceeds of $109.3 mil-lion, after assumption of property level debt. The controlling shareholder of the Corporation, along with a director of the Corporation, control a company which provided 50% of the permanent financing, to the purchasing subsidiary, required to complete the purchase. That company now has a 50% equity interest in the purchasing subsidiary. The sale was entered into on the same terms as if the parties were unrelated. In the second transaction, which closed on March 24, 2003, the Corporation sold its 50% ownership interest in all of the development assets of the TriGranit joint venture to the same 25% joint venture partner. The purchase consideration for this transaction was a four year interest bearing $25.5 million vendor take back note. A price discount of $4.3 million may be applied to the note depending upon the profitability of the development assets at the end of the four year period. No further investment in these projects is required to be made by Trizec Canada. As a result of the sales and excluding the contingent development consideration, the Corporation recorded a gain of $47.7 million during the first quarter of 2003.

     During the third quarter of 2003, Trizec Properties sold Clark Tower in Memphis, Tennessee and Esperante Office Building in West Palm Beach, Florida resulting in a net gain of $19.7 million.

     During the first quarter of 2003, Trizec Properties sold Goddard Corporate Park in Lanham, Maryland, New Center One in Detroit, Michigan and Rosslyn Gateway in Arlington, Virginia resulting in a net gain on sale of U.S. office properties of $7.1 million. In addition, Trizec Properties sold Paseo Colorado in Pasadena, California, resulting in a net gain of $13.6 million.

     During 2002 the Corporation sold five U.S. office properties, two U.S. technology centers and remnant land. In Europe, the Corporation sold its interest in the Brandenburg business park in Germany and in December 2002 settled its arbitration proceedings for cost recoveries in respect of the Westend Plaza project in Frankfurt, Germany. A net gain of $30.3 million was recorded from these sales.

     At December 31, 2001, the Corporation had an indirect 38.9% ownership interest in Global Switch S.a.r.l. (“Global Switch”) a Luxembourg company, operating a European-based technology center business. Chelsfield plc (“Chelsfield”) had an indirect 38.9% ownership interest; Unicorn Assets Limited, Fassett Limited and Zamaan Limited (collectively, “Unicorn”) had a 16.7% ownership interest; and, Risanamento Napoli S.p.A. had a 5.5% ownership inter-est. In addition, at December 31, 2001, the Corporation had loans receivable from Unicorn in the amount of $19.3 mil-lion. Collectively, the ownership interest and loans to Unicorn were referred to as the “Global Switch Investment”. The Global Switch Investment was structured as a joint venture through shareholder agreements and was accounted for using the proportionate consolidation method. In 2001, the Corporation recorded a $177.5 million provision for loss on the Global Switch Investment.

     On April 19, 2002, TrizecHahn sold to Chelsfield its 38.9% interest in Global Switch. In addition to settlement of a loan to Chelsfield in the amount of $35.6 million, TrizecHahn received 19.5 million common shares of Chelsfield representing approximately 6.9% of Chelsfield’s outstanding common shares. Based on the estimated fair value of the Chelsfield shares received, TrizecHahn recognized a pre-tax gain on the disposition of its interest in Global Switch of

44      Trizec Canada Inc.

Notes to the Consolidated Financial Statements

approximately $14.7 million in the second quarter of 2002. As a consequence of the sale, TrizecHahn was released from, and indemnified by Chelsfield in respect of, obligations under specified guarantees and other agreements previously granted in support of Global Switch debt. In December 2002, the Corporation completed the disposition of its investment in Chelsfield. The Corporation received $76.6 million, net of costs, for its investment, which resulted in a realized loss of $12.7 million.

e. Provision for losses on properties

The following is a summary of provisions for impairment losses on properties.

For the years ended December 31	2003	2002

U.S. retail/entertainment properties	$—	(181.4)
U.S. office properties	(13.9)	(29.3)

	$(13.9)	(210.7)

At June 30, 2003, the fair value less selling costs of an office property held for disposition, located in Memphis, Tennessee, was estimated to be less than the carrying value of the property. The Corporation recorded a provision for loss on property of $13.9 million related to this property. At September 30, 2003, the fair value less selling costs of an office property held for disposition, located in Minneapolis, Minnesota, was less than the carrying value of the property. The Corporation recorded a provision for loss on property (included in discontinued operations) of $3.1 million related to this property. Both office properties were sold in 2003.

     During 2002, internal valuations indicated that the value of the Desert Passage and the Hollywood & Highland complex had declined. Accordingly, an additional provision for loss in the amount of $181.4 million for the Hollywood & Highland complex (including the hotel) and $57.0 million (included in discontinued operations) for Desert Passage was recorded in 2002, based on internal valuations. In addition, at December 31, 2002, the fair values less selling costs of two office properties, located in Lanham, Maryland and Detroit, Michigan were less than the carrying values of the properties. The Corporation recorded a provision for loss on properties of $9.6 million and $19.7 million, respectively, related to these properties. Desert Passage and the two office properties were sold in 2003. The Hollywood & Highland complex was sold in February 2004 (Note 18).

f. In addition to development, construction and direct costs, the following carrying costs have been capitalized to properties under development during the period:

For the years ended December 31	2003	2002

Operating expenses and property taxes	$—	1.4
Interest expense (Note 6)	0.1	3.8

	$0.1	5.2

g. Future minimum rentals to be received under non-cancellable tenant leases in effect at December 31, 2003 are as follows:

Years ending December 31, 2004	$669.0
2005	612.2
2006	551.0
2007	473.2
2008	396.1
Thereafter	1,253.5

$3,955.0

h. Properties carried at a net book value of approximately $696 million are situated on land subject to lease agree-ments expiring in the years 2017 to 2086. Minimum land rental payments for each of the next five years and thereafter are as follows:

Years ending December 31, 2004	$2.3
2005	2.3
2006	2.3
2007	2.5
2008	2.6
2009 to 2086	337.8

$349.8

Additional rent is payable under certain leases based on rental revenue or net cash flow from properties situated on leased land.

i. In 2003, U.S. office portfolio depreciation expense relating to tenant installation costs amounted to approximately $78.9 million (2002 - $70.8 million).

4. Investments

	2003	2002

Investment in Sears Tower	$–	23.6
Mortgages, notes receivable and other investments	43.7	18.2
Investment in Barrick – at cost	286.2	286.2

	$329.9	328.0

a. Investment in Sears Tower

Mortgage receivable

On December 3, 1997, the Corporation purchased a subordinated mortgage collateralized by the Sears Tower in Chicago, Illinois, for approximately $70 million (the “Subordinated Mortgage”) and became the residual beneficiary of the trust that holds title to the Sears Tower. The outstanding balance of the Subordinated Mortgage, including accrued interest, was approximately $294 million at acquisition. At December 31, 2002, the Sears Tower was held by a trust established for the benefit of an affiliate of Sears, Roebuck and Co. (“Sears”). The trust had a scheduled termination date of January 1, 2003, at which time the assets of the trust, subject to a participating first mortgage, were to be distributed to the Corporation as the residual beneficiary. The Subordinated Mortgage was subordinate to an existing non-recourse participating first mortgage (the “First Mortgage”).

     The Subordinated Mortgage held by the Corporation, which was to mature in July 2010, had certain participation rights to the extent of available cash flow. Since acquisition, the Corporation had not been accruing interest income on the Subordinated Mortgage due to the uncertainty regarding ultimate collectibility of accrued interest. In 2002, a loss provision of approximately $48.3 million was recorded to reduce the carrying value of the Corporation’s investment in the Sears Tower to its estimated fair value of approximately $23.6 million.

     On August 28, 2003, Trizec Properties sold its interest in the Subordinated Mortgage to Metropolitan Life Insurance Company, the holder of the First Mortgage, for approximately $9.0 million. During the third quarter of 2003, Trizec Properties recognized a loss on the sale of its interest in the Subordinated Mortgage to Metropolitan Life

46     Trizec Canada Inc.

Notes to the Consolidated Financial Statements

Insurance Company of approximately $15.5 million. In addition, the Corporation recognized a tax benefit related to this transaction of approximately $12 million, which is included in income and other corporate taxes. Metropolitan Life Insurance Company has retained Trizec Properties as leasing and management agent for the Sears Tower on a third-party basis.

b. Investment in Barrick and sale of unencumbered shares

At December 31, 2003, the Corporation’s investment in Barrick, an international gold mining company, consisted of 30,299,558 common shares, all of which are pledged as collateral for the full satisfaction of the exchange obligation related to exchangeable debentures (Note 7). Dividends received from Barrick during 2003 of $6.7 million (2002 – $6.7 million) have been netted against exchangeable debentures interest expense.

5. Other Assets and Liabilities

a. Other assets

	2003	2002

U.S. office tenant receivables, net of allowance for doubtful accounts	$11.1	28.6
Deferred rent receivable, net	173.6	153.4
Other receivables, net	59.8	45.7
Deferred financing costs, net of accumulated amortization (2003 – $31.1, 2002 – $28.8)	32.8	47.7
Prepaid expenses and other assets	138.8	109.1

	$416.1	384.5

b. Accounts payable and accrued liabilities

	2003	2002

Trade, construction and tenant installation payables	$64.2	63.4
Accrued interest expense	16.2	21.1
Accrued operating expenses and property taxes	103.8	114.4
Security deposits and other accrued liabilities	119.6	123.0
Taxes payable	81.4	146.6

	$385.2	468.5

c. Net change in operating working capital

The net change in operating working capital includes the net change in tenant receivables, construction deposits and receivables, prepaid expenses, deferred charges and other assets, accounts payable and accrued liabilities:

For the years ended December 31	2003	2002

Cash flow from (applied to)
Investments	$3.9	3.8
Tenant and other receivables	23.9	(4.6)
Prepaid expenses and other assets	(39.2)	(24.7)
Accounts payable and accrued liabilities	24.0	(3.2)
Taxes payable	(63.2)	–

Net change in operating working capital	$(50.6)	(28.7)

d. Consolidated statements of cash flows – supplemental information

Significant non-cash financing and investing activities include the following:

For the years ended December 31	2003	2002

Forgiveness of debt upon conveyance of properties	$20.6	–
Long-term debt assumed on property acquisitions	–	79.2
Long-term debt assumed by purchasers on property dispositions	199.7	120.7

Interest paid during 2003 and 2002 approximates interest expense, gross (Note 6). Cash taxes paid during 2003 totalled approximately $58.1 million (2002 – $17.3 million).

6. Long-term Debt

	Trizec Properties
	Properties Held for		Properties Held
	the Long Term		for Disposition		Total Debt
	Weighted		Weighted		Weighted		Weighted
	average		average		average		average
	interest rates		interest rates		interest rates		interest rates
	as at		as at		as at		as at
	December		December		December		December
	31,		31,		31,		31,
	2003	2003	2003	2003	2003	2003	2002	2002

Collateralized property loans
At fixed rates	6.06%	$2,667.4	–	$–	6.06%	$2,667.4	6.79%	$2,294.3
At variable rates (subject to interest rate caps)	4.46%	205.2	–	–	4.46%	205.2	4.94%	206.8
At variable rates	4.02%	139.2	6.01%	20.4	4.27%	159.6	3.24%	1,300.1
Other loans
At fixed rates	4.29%	60.3	–	–	4.29%	60.3	6.11%	61.4
At variable rates	4.00%	0.2	–	–	4.00%	0.2	3.96%	61.6

	5.83%	$3,072.3	6.01%	$20.4	5.83%	$3,092.7	5.46%	$3,924.2

In the table above, long-term debt has been presented on a basis consistent with the classification of the underlying collateralized properties, by properties held for the long term or held for disposition.

a. Collateralized property loans

Trizec Properties’ property loans are collateralized by deeds of trust or mortgages on properties, and mature on various dates between May 2004 and June 2013.

     As at December 31, 2003 and December 31, 2002, Trizec Properties has fixed the interest rates on $150 million (December 31, 2002 – $150 million) of the debt classified as fixed in the above table, by way of interest rate swap contracts with a weighted average interest rate of 6.02%, maturing on March 15, 2008. In accordance with these interest rate swap agreements, Trizec Properties has placed approximately $5.5 million of cash into an interest-bearing escrow account as security under the contracts. Additionally, in January 2003, Trizec Properties entered into interest rate swap contracts to fix the LIBOR interest rates on $500 million of variable rate debt with a weighted average fixed rate of 2.61% plus various spreads effective July 1, 2003. At December 31, 2003, the $500 million of debt is classified as fixed in the above table. The fair value of all the above interest rate swaps was approximately $20.3 million at December 31, 2003 (December 31, 2002 – $18.5 million).

     Trizec Properties has entered into interest rate cap contracts expiring June 2004 on $120.0 million of variable rate debt, which limit the underlying LIBOR interest rate to 6.5%. At December 31, 2003, the fair value of these interest rate

48     Trizec Canada Inc.

Notes to the Consolidated Financial Statements

cap contracts was nominal. In addition, and not reclassified in the table above, Trizec Properties entered into an interest rate cap contract expiring April 2004 on approximately $584.7 million of variable rate debt, which limits the underlying LIBOR rate to 11.01%. The fair value of this interest rate cap contract was nominal at December 31, 2003.

     In December 2003, Trizec Properties entered into forward rate swap agreements to lock into a maximum interest rate on $110 million of $120 million of mortgage debt that it intends to refinance in 2004. The forward rate swap agree-ments were entered into at current market rates and, therefore, had no initial cost. The cost to unwind these interest rate swap contracts is approximately $1.6 million at December 31, 2003. Upon settlement of the swaps, Trizec Properties may be obligated to pay the counterparties a settlement payment, or alternatively, to receive settlement proceeds from the counterparties. Any monies paid or received will be amortized to interest expense over the term of the respective debt. Trizec Properties refinanced this mortgage loan in January 2004 (see Note 18).

     Certain of Trizec Properties’ collateralized loans are cross-collateralized or subject to cross-default or cross-acceleration provisions with other loans.

b. Principal repayments

Principal repayments of debt are due as follows:

	Trizec Properties
	Properties	Properties
	Held for	Held for
	the Long Term	Disposition
	U.S. dollar	Canadian dollar
	Denominated	Denominated
	debt	debt	Total Debt

Years ending December 31, 2004	$665.4	0.5	665.9
2005	250.0	19.9	269.9
2006	728.2	–	728.2
2007	112.3	–	112.3
2008	672.7	–	672.7
Subsequent to 2008	643.7	–	643.7

	$3,072.3	20.4	3,092.7

The estimated fair value of the Corporation’s long-term debt approximates its carrying value as at December 31, 2003 and 2002.

c. Gain (loss) on early retirement of debt

During the first quarter of 2003, the lender for Trizec Properties’ remaining technology property forwarded a notice of default related to debt service on a $17.9 million construction facility. On June 30, 2003, Trizec Properties conveyed title for such property to the lender and is no longer obligated to the lender under a $17.9 million construction facility. In addition, Trizec Properties remitted approximately $0.5 million to the lender in full satisfaction of any amounts owed to the lender related to the construction facility. On June 30, 2003, Trizec Properties recorded a gain on early debt retire-ment of approximately $3.6 million related to this transaction. This loan was not cross-defaulted to any other of Trizec Properties’ loans and was scheduled to mature in October 2003.

     On February 25, 2003, Trizec Properties sold New Center One in Detroit, Michigan and extinguished a non-recourse loan, secured by the property, through repayment and forgiveness. Trizec Properties recorded a gain on early debt repayments of $2.8 million related to this transaction.

     These gains on early debt retirement were partially offset by the write-off by Trizec Properties of deferred financing costs as a result of the repayment of secured mortgages coinciding with the sale of the underlying properties in the amount of approximately $1.4 million.

     As a consequence of the Arrangement, on June 7, 2002 TrizecHahn redeemed three series of unsecured debentures prior to their maturity dates for $349.3 million (C$550.0 million). In addition, on June 7, 2002 Trizec Finance Ltd., a wholly-owned subsidiary of TrizecHahn, redeemed all of its $167.5 million 10.875% Senior Notes. As a consequence of these early redemptions, TrizecHahn recorded a charge of $17.5 million, consisting of $23.2 million of early retirement penalty costs, net of $6.6 million of proceeds from settling related interest rate swap contracts, and $0.9 million of unamortized financing costs.

d. Interest charges

Interest charges consist of:

For the years ended December 31	2003	2002

Interest cost, gross	$(201.4)	(241.4)
Interest capitalized to properties under development	0.1	3.8

Interest expense	(201.3)	(237.6)
Interest income	14.4	13.6

Interest expense, net	$(186.9)	(224.0)

e. Line of credit

In 2002, Trizec Canada negotiated credit facilities in an aggregate amount of $135 million that were available to provide financing for the Arrangement and for the general corporate purposes of Trizec Canada. The credit facilities were secured by, among other things, a pledge of the shares of Trizec Properties common stock indirectly owned by Trizec Canada fol-lowing the Arrangement. During the six months ended June 30, 2003, Trizec Canada used disposition proceeds to repay the bridge loan facility. In addition, Trizec Canada has reduced the credit facility to a $10 million revolving facility secured by six million shares of Trizec Properties common stock with no significant financial covenants.

     Trizec Properties entered into a three-year, $350 million unsecured revolving credit facility with a group of banks in the fourth quarter of 2001. During the third quarter of 2002, while Trizec Properties believed it was in compliance with the financial covenants contained in the credit facility, it obtained from the lenders a temporary modification of the financial covenants and began active discussions to permanently modify these covenants and certain other terms. In the fourth quarter of 2002, the credit facility was amended and restated. The group of banks unanimously agreed to amend and restate the facility as a collateralized facility. Generally, in exchange for the receipt of collateral, the banks agreed to provide more flexible financial covenants than had been originally negotiated. The financial covenants, as defined in the credit facility, include the quarterly requirements for total leverage ratio not to exceed 65%, with the exception that the total leverage ratio could reach 67.5% for one calendar quarter in 2003, the requirement for the interest coverage ratio to be greater than 2.0 times, and the requirement for the net worth to be in excess of $1.5 billion. Trizec Properties’ financial covenants also include a restriction on dividends or distributions of more than 90% of its funds from operations (as defined in the revolving credit facility agreement). If Trizec Properties is in default in respect of its obligations under the credit facility, dividends will be limited to the amount necessary to maintain REIT status. At December 31, 2003, Trizec Properties was in compliance with these financial covenants. Certain conditions of the amended credit facili-ty may restrict the amount eligible to be borrowed at any time. At December 31, 2002, the amount eligible to be bor-rowed under Trizec Properties’ line of credit was approximately $320 million and approximately $90 million was out-standing under this facility. At December 31, 2003, the amount eligible to be borrowed was approximately $217 million, none of which was outstanding.

f. Limitations on indebtedness

Trizec Properties conducts its operations through various subsidiaries which are party to loan agreements containing pro-visions that require the maintenance of financial ratios and impose limitations on additional indebtedness and possible distributions in respect of capital stock.

50     Trizec Canada Inc.

Notes to the Consolidated Financial Statements

7. Exchangeable Debentures

	2003	2002

Carrying amount
$409 million, due 2024	$486.6	330.2
$275 million, due 2021	201.5	136.7

	688.1	466.9
Deferred amount	202.8	424.0

	$890.9	890.9

The following exchangeable debentures are subject to exchange and redemption rights, but otherwise are required to be repaid in full at maturity. The Corporation’s obligation related to any exchange or redemption of the following exchangeable debentures prior to or at maturity can be satisfied through delivery of the cash equivalent of the current market value of Barrick shares at the time of redemption or exchange, the Barrick shares, or any combination thereof. The exchangeable debentures are direct unsubordinated obligations of the Corporation.

     The carrying amount of the exchangeable debentures is based on the market price, on the balance sheet date, of the underlying Barrick shares that could be exchanged to extinguish the debenture liability, and approximates their fair mar-ket value.

a. $409 million exchangeable debentures

In March 1999, TrizecHahn issued two series of exchangeable debentures aggregating $409 million due March 12, 2024. The net proceeds from the issue amounting to $404.8 million were used to redeem for cash previously issued $600 mil-lion exchangeable debentures which were due 2018. Interest is payable semi-annually at a rate calculated by reference to the dividend rate on the underlying Barrick shares plus 1.35%. Each $1,000 principal amount of debentures is exchange-able by the holder for 52.4162 Barrick shares or, at the option of the Corporation, payment of the cash equivalent of the current market value of such Barrick shares with accrued interest payable in cash. Subject to certain exceptions, a holder exchanging these debentures prior to March 12, 2023 will be required to pay an early exchange premium of $13.50 per $1,000 principal amount.

     The debentures are redeemable at any time by the Corporation prior to maturity at a price equal to the principal amount plus accrued interest. Subject to certain exceptions, if the Corporation redeems the debentures prior to March 12, 2023, it will be required to pay a holder an early redemption premium of $13.50 per $1,000 principal amount.

     As of December 31, 2003, the Corporation has placed with a trustee 21,428,580 Barrick shares as collateral for its exchange obligation. This represents the maximum number of Barrick shares that are required to be pledged as collateral under this issue.

b. $275 million exchangeable debentures

In January 1996, TrizecHahn issued $275 million of 3% Debentures due January 29, 2021. The net proceeds from the issue amounted to $264 million. Interest is payable semi-annually. Each $1,000 principal amount of 3% Debentures is exchangeable at the option of the holder for 32.2581 common shares of Barrick, without payment of accrued interest. The 3% Debentures are redeemable at the option of the Corporation on or after January 29, 2006 at a price equal to the principal amount plus accrued interest. Upon notice of redemption by the Corporation or within 30 days prior to maturity, the holder has the option to exchange each $1,000 principal amount for 32.2581 Barrick common shares, plus accrued interest payable in cash. As of December 31, 2003, the Corporation has placed with a trustee 8,870,978 Barrick shares as collateral for its exchange obligation. This represents the maximum number of Barrick shares that are required to be pledged as collateral under this issue.

c. Deferred amount

In December 1993, TrizecHahn issued $600 million of 31Ö4% Debentures due December 10, 2018 with interest payable semi-annually. Each $1,000 principal amount of 31Ö4% Debentures was exchangeable at the option of the holder for 32.4675 common shares of Barrick, without payment of accrued interest. The 31Ö4% Debentures were redeemable at the option of the Corporation on or after December 10, 1998, at a price equal to the principal amount plus accrued interest. Upon notice of redemption by the Corporation or within 30 days prior to maturity, the holder had the option to exchange each $1,000 principal amount for between 32.4675 and 35.7143 Barrick common shares (depending upon the current market value of Barrick shares at such time), plus accrued interest payable in cash.

     In March 1999, the Corporation redeemed for cash the $600 million 31Ö4% debentures at a price of $654.86 for every $1,000 principal amount, plus accrued interest for a total redemption price of $392.9 million. The deferred gain on redemption, which amounted to $207 million, is recorded as a deferred amount until such time as there is a realization on the disposition of the Barrick shares.

     In addition, the deferred amount includes deferred gains and losses related to the $275 million and $409 million exchangeable debentures, which are outstanding at December 31, 2003.

8. Income and Other Corporate Taxes

a. The provisions for income and other corporate taxes for fiscal 2003 and 2002 are as follows:

For the years ended December 31	2003	2002

(Expense) Recovery
Income taxes
Current
– withholding taxes on reit distribut	$(5.9)	(15.6)
– operations and sales	49.0	(1.5)
Future
– operations and sales	24.2	11.1
– impact of Arrangement	–	15.7
Franchise, capital and alternative minimum tax	(7.2)	(6.1)

	$60.1	3.6

b. The provision for taxes on income differs from the provision computed at statutory rates as follows:

For the years ended December 31	2003	2002

Income tax recovery (expense) computed at Canadian combined federal and provincial statutory rates	$(67.6)	81.0
Non-taxable earnings of subsidiary	30.2	(47.8)
Foreign operations taxed at lower rates	14.6	(6.9)
Non-taxable portion of capital gains	10.7	8.1
Valuation allowance	–	14.7
Effect of future income tax rates and changes in current income tax rates	18.2	(3.0)
U.S. capital loss carry-back	26.9	–
Resolution of prior years’ U.S. tax issues	21.0	–
Items not deductible for tax	(0.6)	(21.6)
Franchise, capital and alternative minimum tax	(7.2)	(6.1)
Other	13.9	(14.8)

Total tax recovery	$60.1	3.6

52     Trizec Canada Inc.

Notes to the Consolidated Financial Statements

c. Components of future income tax assets and (liabilities) of the Corporation at December 31 are as follows:

	2003	2002

Canada and other
Provision for losses and operating and capital losses	$183.4	137.6
Investments, properties and related assets	(97.3)	(96.2)
Unremitted earnings of reit subsidiary (Note 8d)	8.8	12.1

	$94.9	53.5

d. reit status of Trizec Properties

In December 2000, the Corporation’s indirect wholly-owned U.S. office properties subsidiary Trizec Properties (formerly TrizecHahn (USA) Corporation (“THUSA”)) determined that it would elect to be taxed as a REIT pursuant to Sections 856 through 860 of the Internal Revenue Code, as amended. The REIT election was effective as of January 1, 2001. In general, a corporation that distributes at least 90% of its REIT taxable income to its shareholders in any taxable year, and complies with certain other requirements (relating primarily to its organization, the nature of its assets and the sources of its revenues) is not subject to United States federal income taxation to the extent of the income which it dis-tributes. The Corporation believes that Trizec Properties substantially met the qualifications for REIT status as of December 31, 2002 and 2003 and intends for it to satisfy all such qualifications in the future.

     On conversion of THUSA to a REIT, a future income tax liability was recognized in the consolidated financial statements to the extent that the Corporation’s carrying value of its investment in THUSA, incorporating undistributed earnings of THUSA, exceeded its tax basis in THUSA. It is anticipated that this difference will reverse in the foreseeable future as Trizec Properties will be required to distribute annually at least 90% of its REIT taxable income in order to retain REIT status. This liability has been recorded using an aggregate 10% tax rate which is applicable to such distributions. During 2003 and 2002, the Corporation recorded withholding taxes applicable to REIT distributions at an aggregate rate of approximately 10%, based on current treaty arrangements.

     In connection with its election to be taxed as a REIT, Trizec Properties also elected to be subject to the “built-in gain” rules. Under these rules, taxes may be payable at the time and to the extent that the net unrealized gains on THUSA’s assets at the date of conversion to REIT status are recognized in taxable dispositions of such assets in the ten-year period following conversion. Such net unrealized gains are estimated to be approximately $2 billion and would be taxed at U.S. statutory rates. Management currently believes that Trizec Properties will not incur such taxes on built-in gains during the ten-year period as substantially all of its assets are not held for disposition and due to the potential for Trizec Properties to make non-taxable asset dispositions, such as like-kind exchanges.

9. Shareholders’ Equity

	2003	2002

Share capital (Note 9b)	$376.5	376.5
Contributed surplus (Note 9c)	3.3	3.3
Additional paid-in capital of subsidiary (Note 11a)	26.9	26.9
Foreign currency translation adjustment	26.7	(10.0)
Retained earnings (deficit)	(3.9)	(105.8)

	$429.5	290.9

     a. Share capital

At December 31, 2003 and 2002, the authorized share capital of the Corporation consisted of:

•	an unlimited number of subordinate voting shares without par value, carrying one vote per share; and

•	7,522,283 multiple voting shares without par value, carrying 50 votes per share. Pursuant to a trust agreement, the holder of all of the multiple voting shares has agreed not to vote more than that number of multiple voting shares carrying votes in the aggregate that represent a simple majority of all votes entitled to be cast on a matter by all holders of voting securities of Trizec Canada in the aggregate.

b. Issued and outstanding share capital

The number of shares issued and outstanding (in millions) was as follows:

	Voting Shares
	Subordinate	Multiple	Total	Amount

December 31, 2001	141.8	7.5	149.3	$1,214.8
Issued during 2002
– on exercise of stock options	0.5	–	0.5	5.2

Shares of TrizecHahn at the date of the Arrangement	142.3	7.5	149.8	1,220.0
Impact of the Arrangement	(89.9)	–	(89.9)	(843.5)

December 31, 2002 and 2003	52.4	7.5	59.9	$376.5

c. Contributed Surplus

As a consequence of the Arrangement, all 17.1 million outstanding options to purchase TrizecHahn Subordinate Voting Shares were cancelled and replaced with either (1) options to purchase Trizec Properties common stock, (2) warrants to purchase Trizec Properties common stock or (3) options to purchase Trizec Canada Subordinate Voting Shares.

     As a result, 1.7 million TrizecHahn share purchase options were replaced with Trizec Canada share purchase options. On issuance of these options an amount of $3.3 million, representing the fair value of the options at the date of grant, was charged to reorganization costs with the corresponding credit being recorded as contributed surplus.

     The impact of the Arrangement on the remaining TrizecHahn share purchase options is described in Note 11a.

d. Dividends

In 2003, the Corporation declared and paid dividends in United States dollars of $0.60 per share (2002 – $0.35 per share).

e. Foreign currency translation adjustment

The following summarizes foreign exchange gains (losses) included in the statements of income:

For the years ended December 31	2003	2002

Foreign exchange gains on unhedged portion of Canadian dollar denominated long-term debt and Global Switch investment (Note 3d)	$–	0.5
Recognition of historical foreign currency adjustment resulting from sale of assets in the Czech Republic and the sale of its interest in the TriGranit joint venture and related reductions of net investment in Europe	4.9	(8.7)

	$4.9	(8.2)

During the year ended December 31, 2003, the Corporation recorded a $4.9 million exchange gain in connection with the sale of assets in the Czech Republic ($1.8 million), the sale of its interest in the TriGranit joint venture ($3.1 million) and the repatriation of invested capital that resulted in the recognition of a portion of the historic European foreign currency translation gain.

     For the year ended December 31, 2002 the Corporation has recorded a $0.5 million exchange gain reflecting the impact of the unhedged portion of Canadian dollar denominated debt prior to the date of retirement of the C$550 mil-lion unsecured debentures, the Global Switch investment up to the disposition date and the settlement of foreign currency forward contracts. In addition, the sale of certain European property operations and the repatriation of invested capi-tal resulted in the recognition of a portion of the historic European foreign currency translation loss in the amount of $8.7 million as an expense.

54     Trizec Canada Inc.

Notes to the Consolidated Financial Statements

10. Lawsuit Settlement

In July 2003, Trizec Properties reached an agreement in which it agreed to end litigation and resolve standing disputes concerning the development and subsequent bankruptcy of the hotel and casino adjacent to its Desert Passage project. In exchange for Trizec Properties’ agreement to end the development litigation and its agreement to permit and assist in the re-theming of the hotel and casino complex, the other parties to the litigation have agreed to dismiss all claims against Trizec Properties. This settlement agreement was approved by the United States Bankruptcy Court for the District of Nevada in August 2003. In the third quarter of 2003, Trizec Properties recognized a gain on lawsuit settlement of approximately $26.7 million comprised primarily of the forgiveness of debt. Trizec Properties did not receive any cash proceeds from the litigation settlement.

11. Reorganization Costs

a. Impact of the Arrangement

i.	Cash costs

As a consequence of the Arrangement, TrizecHahn incurred and expensed $27.2 million of transaction costs consisting of third party advisor and professional fees during the year ended December 31, 2002.

ii.	Non-cash costs

As a result of the Arrangement, all 17.1 million outstanding options to purchase TrizecHahn Subordinate Voting Shares were cancelled and replaced with either (1) options to purchase Trizec Properties common stock, (2) warrants to purchase Trizec Properties common stock, or (3) options to purchase Trizec Canada Subordinate Voting Shares.

On issuance of 1.7 million Trizec Canada share purchase options (see Note 9c), an amount of $3.3 million, representing the fair value of the options at the date of grant, was charged to reorganization costs with the corresponding credit being recorded as contributed surplus. For the Trizec Canada share purchase options issued, Trizec Properties issued a similar number of warrants to purchase Trizec Properties common stock.

Cancelled TrizecHahn share purchase options that were in respect of services provided to Trizec Properties were replaced with options to purchase Trizec Properties common stock. These options were measured for accounting purposes based on their intrinsic value on the date they were exchanged. Intrinsic value is the current market value of the shares subject to an option or warrant less the exercise price of each such option or warrant. Based on approximately 8.3 million options issued, and using $16.82 per share, which were the number of options and closing price of the TrizecHahn Subordinate Voting Shares on the New York Stock Exchange on May 7, 2002, the intrinsic value of these options was recorded at $6.0 million. To the extent the options were already vested, the intrinsic value of $2.0 million was charged as reorganization costs with an offsetting increase to additional paid-in capital of subsidiary. To the extent the options remain unvested, the aggregate intrinsic value of $4.0 million was recorded in other assets as unearned compensation with an offsetting increase to additional paid-in capital of subsidiary. This amount will be amortized to general and administrative expense over the vesting period (amortized to December 31, 2003 – $3.6 million; December 31, 2002 – $3.2 million).

The 7.1 million cancelled TrizecHahn share purchase options not replaced as described in the preceding paragraphs were replaced with warrants to purchase Trizec Properties common stock. Based on 7.1 million war-

rants issued and using the binomial option pricing model, the fair market value of these warrants was recorded at $20.9 million. This amount was based on a trading value of Trizec Properties common stock of $16.82 per share, which was the trading value of TrizecHahn Subordinate Voting Shares at May 7, 2002, and was based on other assumptions required for the binomial option pricing model considered by management to be reasonable. This amount was charged to reorganization costs with an increase to additional paid-in capital of subsidiary.

During the fourth quarter of 2002, as the result of the completion of the office centralization plan, the Corporation reviewed the remaining related liability and credited an adjustment of $3.3 million to the income statement.

12. Real Estate Joint Ventures

In its real estate operations, the Corporation participates in incorporated and unincorporated joint ventures and partner-ships with other venturers in various properties which are accounted for using the proportionate consolidation method. The consolidated financial statements include the Corporation’s proportionate share of assets, liabilities, revenue, expenses and cash flows.

a. The following amounts represent the total assets and liabilities of joint ventures in which the Corporation participates and its proportionate share of the assets and liabilities.

			Proportionate
	Total		Share
	2003	2002	2003	2002

Assets	$855.7	1,658.1	573.9	886.0
Liabilities	580.3	1,031.6	347.6	570.2

b. The following summary presents the Corporation’s proportionate share of revenue, expenses and cash flows of joint ventures in which the Corporation participates.

For the years ended December 31	2003	2002

Revenue	$120.1	137.1
Expenses	(96.8)	(115.1)
Net Income (loss)	20.4	(37.3)
Cash flow from (applied to):
Operating activities	45.4	37.4
Financing activities	(3.5)	29.0
Investing activities	(15.2)	(45.4)

c. The Corporation is contingently liable for certain obligations of its partners in such joint ventures. In each case, all of the assets of the joint venture are available for the purpose of satisfying such obligations. At December 31, 2003, the Corporation has guaranteed or is otherwise liable for approximately $6.3 million (December 31, 2002 – $10.5 million) of its partners’ share of recourse property debt.

56     Trizec Canada Inc.

Notes to the Consolidated Financial Statements

13. Segmented Information

a. The Corporation is a fully integrated real estate operating and development company focused on the United States through its investment in Trizec Properties. Its activities include the acquisition, development and operation of office properties. The Corporation’s strategy is to focus on the core U.S. office business and optimize value from the disposition of non-core U.S. office and retail/entertainment assets.

     Separate management groups head the combined office segment and the U.S. retail/entertainment segment and the Canadian and European operations. The Corporation evaluates operating performance based primarily on rental income. All key financing, investing and capital allocation decisions are managed at the Trizec Properties and Trizec Canada corporate level. The following presents information by reportable segment for each of the years in the two-year period ended December 31, 2003.

	Trizec Properties		Trizec Canada
	United States		Europe		Canada and Other		Global Switch		Total
For the years
ended December 31	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Rental operations
Revenue	$975.2	1,007.3	8.0	28.8	26.7	31.6	–	5.7	1,009.9	1,073.4
Operating costs	(468.3)	(461.6)	(3.7)	(11.0)	(23.2)	(22.5)	–	(5.7)	(495.2)	(500.8)

Rental income	$506.9	545.7	4.3	17.8	3.5	9.1	–	–	(514.7)	(572.6)

General and administrative expense									(47.3)	(59.7)
Interest expense, net									186.9	224.0

Real estate operating income									$280.5	288.9

Gain on sale of properties, net	$40.4	18.8	52.0	11.5	1.4	–	–	14.7	93.8	45.0

Provision for losses on properties	$(13.9)	(210.7)	–	–	–	–	–	–	(13.9)	(210.7)

Losses on investments	$(15.5)	(60.8)	–	–	0.2	–	–	–	(15.3)	(60.8)

Gain on lawsuit settlement	$26.7	–	–	–	–	–	–	–	26.7	–

Recovery on insurance claims	$6.7	3.5	–	–	–	–	–	–	6.7	3.5

Foreign exchange gains (losses)	$–	–	4.9	(8.7)	–	(0.3)	–	0.8	4.9	(8.2)

Gain (loss) on early retirement of debt, net	$5.0	–	–	–	–	(17.5)	–	–	5.0	(17.5)

Reorganization costs	$–	1.3	–	–	–	(51.4)	–	–	–	(50.1)

A reconciliation of Real estate operating income to Net income (loss) is not considered necessary as all other line items on the face of the income statement are not allocated by the Corporation to defined segments.

	Trizec Properties		Trizec Canada
	United States		Europe		Canada and Other		Total
For the years ended December 31	2003	2002	2003	2002	2003	2002	2003	2002

Assets
Properties
Held for the long term	$4,746.6	5,209.0	–	–	–	–	4,746.6	5,209.0
Held for disposition	33.0	187.5	–	250.8	–	19.9	33.0	458.2

	4,779.6	5,396.5	–	250.8	–	19.9	4,779.6	5,667.2
Cash and short-term investments	226.6	139.4	1.7	43.6	120.0	59.7	348.3	242.7
Investments and other assets	360.1	350.1	43.4	37.6	342.5	324.8	746.0	712.5
Future income taxes	–	–	–	(8.3)	94.9	61.8	94.9	53.5

Total assets	$5,366.3	5,886.0	45.1	323.7	557.4	466.2	5,968.8	6,675.9

Liabilities
Long-term debt	$3,092.7	3,688.9	–	174.7	–	60.6	3,092.7	3,924.2
Exchangeable debentures	–	–	–	–	890.9	890.9	890.9	890.9
Accounts payable and accrued liabilities	317.2	363.3	4.2	26.8	63.8	78.4	385.2	468.5

Total liabilities	$3,409.9	4,052.2	4.2	201.5	954.7	1,029.9	4,368.8	5,283.6

For the years ended December 31	2003	2002

Net property investing activities
United States
Office	$107.9	(28.7)
Retail/entertainment	343.5	(83.9)
Global Switch	–	(15.3)
Europe – Retail and mixed use	107.5	(10.0)
Canada – Corporate and other	–	(2.6)

	$558.9	(140.5)

b. Supplementary information – consolidated balance sheet

The following supplementary information presents the financial position and results of operation of the Corporation as at December 31, 2003 on a basis that highlights the impact of the Arrangement and isolates the financial position and operating results of Trizec Properties, Trizec Canada’s principal asset, from the other assets held by Trizec Canada.

	December 31, 2003
	Trizec	Trizec
	Properties	Canada	Total

Assets
Properties	$4,779.6	–	4,779.6
Cash and short-term investments	226.6	121.7	348.3
Investments	–	329.9	329.9
Other assets	360.1	56.0	416.1
Future income taxes	–	94.9	94.9

	$5,366.3	602.5	5,968.8

Liabilities
Long-term debt	$3,092.7	–	3,092.7
Exchangeable debentures – Carrying amount	–	688.1	688.1
– Deferred amount	–	202.8	202.8
Accounts payable and accrued liabilities	317.2	68.0	385.2

	$3,409.9	958.9	4,368.8

Non-Controlling Interests			1,170.5

Shareholders’ Equity			429.5

			$5,968.8

58     Trizec Canada Inc.

Notes to the Consolidated Financial Statements

	2003			2002
	Trizec	Trizec		Trizec	Trizec
For the years ended December 31	Properties	Canada	Total	Properties	Canada	Total

Rental Operations
Rental revenue	$975.2	34.7	1,009.9	1,007.3	66.1	1,073.4
Operating costs	(468.3)	(26.9)	(495.2)	(461.6)	(39.2)	(500.8)

Rental Income	506.9	7.8	514.7	545.7	26.9	572.6
General and administrative expense	(40.4)	(6.9)	(47.3)	(48.2)	(11.5)	(59.7)
Interest expense, net	(189.1)	2.2	(186.9)	(201.1)	(22.9)	(224.0)

Real Estate Operating Income before the following items	277.4	3.1	280.5	296.4	(7.5)	288.9
Depreciation expense	(189.5)	(1.9)	(191.4)	(185.8)	(1.5)	(187.3)
Exchangeable debentures interest expense, net	—	(12.4)	(12.4)	—	(12.5)	(12.5)
Gain on sale of properties, net	40.4	53.4	93.8	18.8	26.2	45.0
Provision for losses on properties	(13.9)	—	(13.9)	(210.7)	—	(210.7)
Gains (losses) on investments, net	(15.5)	0.2	(15.3)	(60.8)	—	(60.8)
Gain on lawsuit settlement	26.7	—	26.7	—	—	—
Recovery on insurance claims	6.7	—	6.7	3.5	—	3.5
Foreign exchange gains (losses)	—	4.9	4.9	—	(8.2)	(8.2)
Gain (loss) on early retirement of debt, net	5.0	—	5.0	—	(17.5)	(17.5)
Reorganization costs	—	—	—	1.3	(51.4)	(50.1)

Income (loss) before taxes and non-controlling interests	137.3	47.3	184.6	(137.3)	(72.4)	(209.7)
Income and other corporate taxes (expense) recovery	43.0	17.1	60.1	(4.9)	8.5	3.6
Non-controlling interests	(119.1)	—	(119.1)	113.3	—	113.3

Income (loss) from continuing operations	61.2	64.4	125.6	(28.9)	(63.9)	(92.8)
Discontinued Operations Net Income (loss)	13.6	(1.4)	12.2	(14.7)	1.4	(13.3)

	$74.8	63.0	137.8	(43.6)	(62.5)	(106.1)

14.	Contingencies

a. Litigation

The Corporation is contingently liable under guarantees that are issued in the normal course of business and with respect to litigation and claims that arise from time to time. While the final outcome with respect to claims and litigation pending at December 31, 2003 cannot be predicted with certainty, in the opinion of management, any liability which may arise from such contingencies would not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Corporation.

b. Concentration of Credit Risk

The Corporation maintains certain of its cash and short-term investments at U.S. financial institutions. The combined account balances at each institution typically exceed U.S. Federal Deposit Insurance Corporation (“FDIC”) insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insur-ance coverage. Management believes that this risk is not significant.

     The Corporation performs ongoing credit evaluations of tenants and may require tenants to provide some form of credit support such as corporate guarantees and/or other financial guarantees. Although the Corporation’s properties are geographically diverse and tenants operate in a variety of industries, to the extent the Corporation has a significant con-centration of rental revenue from any single tenant, the inability of that tenant to make its lease payment could have an adverse effect on the Corporation.

c. Environmental

The Corporation, as an owner of real estate, is subject to various laws and regulations of federal and local governments relating to environmental matters. Under these laws, the Corporation is exposed to liability primarily as an owner or operator of real property and, as such, it may be responsible for the cleanup or other remediation of contaminated property. Contamination for which the Corporation may be liable could include historic contamination, spills of hazardous materials in the course of its tenants’ regular business operations and spills or releases of hydraulic or other toxic oils. An owner or operator can be liable for contamination or hazardous or toxic substances in some circumstances whether or not the owner or operator knew of, or was responsible for, the presence of such contamination or hazardous or toxic substances. In addition, the presence of contamination or hazardous or toxic substances on property, or the failure to properly clean up or remediate such contamination or hazardous or toxic substances when present, may materially and adversely affect the ability to sell or lease such contaminated property or to borrow using such property as collateral.

     Asbestos-containing material, or ACM, is present in some of the Corporation’s properties. Environmental laws gov-ern the presence, maintenance and removal of asbestos. The Corporation believes that it manages ACM in accordance with applicable laws and plans to continue managing ACM as appropriate and in accordance with applicable laws and believes that the cost to do so will not be material.

     Compliance with existing environmental laws has not had a material adverse effect on the Corporation’s financial condition and results of operations, and the Corporation does not believe it will have such an impact in the future. In addition, the Corporation has not incurred, and does not expect to incur any material costs or liabilities due to environ-mental contamination at properties it currently owns or has owned in the past. However, the Corporation cannot predict the impact of new or changed laws or regulations on its properties or on properties that it may acquire in the future. The Corporation has no current plans for substantial capital expenditures with respect to compliance with environmental laws.

d. Insurance

Trizec Properties carries insurance on its properties of types and in amounts that it believes are in line with coverage customarily obtained by owners of similar properties. Trizec Properties believes all of its properties are adequately insured. The property insurance that has been maintained historically has been on an “all risk” basis, which until 2003 included losses caused by acts of terrorism. Following the terrorist activity of September 11, 2001 and the resulting uncertainty in the insurance market, insurance companies generally excluded insurance against acts of terrorism from their “all risk” policies. As a result, Trizec Properties’ “all risk” insurance coverage contained specific exclusions for losses attributable to acts of terrorism. In light of this development, for 2003 it purchased stand-alone terrorism insurance on a portfolio-wide basis with annual aggregate limits that it considers commercially reasonable, considering the availability and cost of such coverage. Such terrorism coverage carried an aggregate limit of $250 million on a portfolio-wide basis. Effective December 31, 2003, Trizec Properties amended its insurance coverage for acts of terrorism as a result of the Terrorism Risk Insurance Act of 2002 (“TRIA”) enacted by the United States Congress and signed into law by President Bush in November 2002. Trizec Properties’ expired terrorism insurance program that provided a limit of $250 million in the aggregate per year was replaced with a terrorism insurance program with a limit of $500 million per occurrence. This current terrorism insurance program provides coverage for certified nuclear, chemical and biological exposure, whereas the previous insurance coverage excluded this exposure. Under TRIA, Trizec Properties has a per occurrence deductible of $100 thousand and retains 10% of each nuclear, chemical and biological certified event up to a maximum of $50 mil-lion per occurrence. If the certified terrorism event is not found to be a nuclear, chemical or biological event, Trizec Properties’ 10% exposure is limited to the $100 thousand deductible. The federal government is obligated to cover the remaining 90% of the loss above the deductible up to $100 billion in the aggregate annually. Since the limit with respect to Trizec Properties’ portfolio may be less than the value of the affected properties, terrorist acts could result in property damage in excess of its current coverage, which could result in significant losses to Trizec Properties due to the loss of capital invested in the property, the loss of revenues from the impacted property and the capital that would have to be

60     Trizec Canada Inc.

Notes to the Consolidated Financial Statements

invested in that property. Any such circumstance could have a material adverse effect on Trizec Properties’ financial condition and results of operations. In the future, Trizec Properties may obtain different coverage depending on the avail-ability and cost of third party insurance in the marketplace.

     During 2003, Trizec Properties received notices to the effect that its insurance coverage against acts of terrorism may not comply with loan covenants under certain debt agreements. Trizec Properties reviewed its coverage and believed that it complied with these documents and that its insurance coverage adequately protected the lenders’ interests. Trizec Properties initiated discussions with these lenders to satisfy their concerns and assure that their interests and its interests are adequately protected. As a result of Trizec Properties’ discussions, the lenders who sent notices in 2003 accepted the insurance coverage that it provided, one of whom did so with a formal irrevocable waiver for the 2003 policies.

     The new terrorism insurance program described above was effective December 31, 2003. Because the program relies upon TRIA, which was not signed into law until November 2002, it does not conform to the formal insurance requirements of the loan covenants that pre-dated TRIA. If a lender takes the position that Trizec Properties’ new insurance pro-gram is not in compliance with covenants in a debt agreement, Trizec Properties could be deemed to be in default under the agreement. In that case, Trizec Properties may decide to obtain insurance to replace or supplement its new insurance program in order to comply with the covenants. To date, however, Trizec Properties has not received any notices from any lenders stating that its insurance program is not in compliance with the loan covenants. In the future, Trizec Properties’ ability to obtain debt financing, or the terms of such financing, may be adversely affected if lenders insist upon additional requirements or greater insurance coverage against acts of terrorism than may be available to Trizec Properties in the marketplace at rates or on terms that are commercially reasonable.

     Trizec Properties will continue to monitor the state of the insurance market, but it does not currently expect that coverage for acts of terrorism on terms comparable to pre-2002 policies will become available on commercially reasonable terms.

     Trizec Properties’ earthquake insurance on its properties located in areas known to be subject to earthquakes is in an amount and subject to deductibles that Trizec Properties believes are commercially reasonable. However, the amount of earthquake insurance coverage may not be sufficient to cover all losses from earthquakes. Since the limit with respect to Trizec Properties’ portfolio may be less than the value of the affected properties, earthquakes could result in property damage in excess of its current coverage, which could result in significant losses to Trizec Properties due to the loss of capital invested in the property, the loss of revenues from the impacted property and the capital that would have to be invested in that property. Any such circumstances could have a material adverse effect on Trizec Properties financial condition and results of its operations. As a result of increased costs of coverage and decreased availability, the amounts of the third party earthquake insurance Trizec Properties may be able to purchase on commercially reasonable terms may be reduced. In addition, Trizec Properties may discontinue earthquake insurance on some or all of its properties in the future if the premiums exceed its estimation of the value of the coverage.

     There are other types of losses, such as from wars, acts of bio-terrorism or the presence of mold at Trizec Properties’ properties, for which coverage is not available in the market to Trizec Properties or other purchasers of commercial insurance products. With respect to such losses and losses from acts of terrorism, earthquakes or other cata-strophic events, if Trizec Properties experiences a loss that is uninsured or that exceeds policy limits, it could lose the capital invested in the damaged properties, as well as the anticipated future revenues from those properties. Depending on the specific circumstances of each affected property, it is possible that Trizec Properties could be liable for mortgage indebtedness or other obligations related to the property. Any such loss could materially and adversely affect its business and financial condition and results of operations.

     Additionally, although Trizec Properties generally obtains owners’ title insurance policies with respect to its proper-ties, the amount of coverage under such policies may be less than the full value of such properties. If a loss occurs resulting from a title defect with respect to a property where there is no title insurance or the loss is in excess of insured limits, Trizec Properties could lose all or part of its investment in, and anticipated income and cash flows from, such property.

15.	Per Share Amounts

The following tables set forth the computation of basic and diluted income (loss) per share.

Per Share Data

For the years ended December 31	2003	2002

Numerator:
Income (loss) from continuing operations	$125.6	(92.8)
Discontinued operations	12.2	(13.3)

Net income (loss)	$137.8	(106.1)

Denominator for income (loss) per share (in millions):
Weighted average shares outstanding	59.9	91.1
Impact of dilutive potential shares resulting from share purchase options	–	–

Denominator for diluted per share amounts	59.9	91.1

Income (loss) per share
Basic and Diluted

Continuing operations	$2.10	(1.02)

Discontinued operations	$0.20	(0.14)

Net income (loss)	$2.30	(1.16)

The following share purchase options were not included in per share computations as they would have had an anti-dilutive effect.

Anti-dilutive Securities
For the years ended December 31	2003	2002

Weighted average exercise price	C$24.30	C$25.81

Number of Options (in millions)	0.9	1.6

16.	Share-Based Compensation

Arrangements

Compensation expense recognized in respect of the Corporation’s share-based compensation arrangements totalled $3.9 million (2002 – $4.7 million, excluding the impact of the Arrangement (Note 11)).

a. Stock-based compensation

The pro forma cost of compensation awards as if the fair value method had been used for stock options granted during 2002 by the Corporation and Trizec Properties for the year periods ended December 31, 2003 would be $1.2 million (2002 – $0.5 million). This would result in a pro forma net income per share of $2.28 (2002 – net loss per share $1.17). No pro forma effect has been given to share purchase options granted prior to January 1, 2002.

62     Trizec Canada Inc.

Notes to the Consolidated Financial Statements

b. Restricted stock and restricted units

During the year ended December 31, 2003, Trizec Properties awarded 172,500 shares of restricted common stock to cer-tain employees. These shares of restricted common stock had a fair value of approximately $1.9 million on the date of grant. The restricted stock vests ratably over five years. Compensation expense will be charged to earnings over the vesting period. In December 2003, certain employees elected to have 116,500 shares of restricted common stock cancelled and were issued 116,500 restricted units in their place. The restricted units vest over the same five year period and have the same fair value as the restricted common shares cancelled. Holders of the restricted units have the option to defer settlement of the restricted units for a period of at least three additional years. Compensation expense will be charged to earnings over the vesting period.

     During the year ended December 31, 2003, Trizec Properties awarded 172,500 shares of performance based restrict-ed common stock to certain employees. These shares of performance based restricted common stock had a fair value of approximately $1.9 million on the date of grant. The performance based restricted stock vests over periods from one to five years provided that specific performance objectives are achieved. Compensation expense will be charged to earnings over the vesting period. In December 2003, certain employees elected to have 116,500 shares of performance based restricted common stock cancelled and were issued 116,500 performance based restricted units in their place. The performance based restricted units vest over the same one to five year period, provided that specific performance objectives are achieved, and have the same fair value as the performance based restricted common shares cancelled. Holders of the restricted units have the option to defer settlement of the restricted units for a period of at least three years. Compensation expense will be charged to earnings over the vesting period.

c. Share purchase options

i.	Trizec Canada

The Corporation has a stock option plan in which options may be granted to directors, officers and key employees to purchase up to 2,000,000 subordinate voting shares of the Corporation at December 31, 2003, at prices, in Canadian dollars, which are not below the market price of the shares at the time of the granting of the options. There are stock options outstanding, expiring at various dates to January 2009, with a weighted average number of years remaining at December 31, 2003 of 3.2 years and vest over three to four-year periods. Changes in the granted and outstanding share options were as follows:

(in millions, except per share amounts)	Number of Options

TrizecHahn – share purchase options outstanding
December 31, 2001	16.3
Granted at a weighted average price of C$27.05 per share	1.4
Cancelled at a weighted average price of C$29.05 per share	(0.1)
Exercised at a weighted average price of C$18.08 per share	(0.5)

17.1

Impact of the Arrangement at a weighted average price of C$25.84 per share	(17.1)

—

Trizec Canada – share purchase options outstanding
Granted at the Arrangement at a weighted average price of C$25.78 per share (Note 9c)	1.7
Cancelled at a weighted average price of C$25.02 per share	(0.1)

December 31, 2002 – weighted average price of C$25.81 per share	1.6
Cancelled at a weighted average price of C$27.95 per share	(0.7)

December 31, 2003 – weighted average price of C$24.30 per share	0.9

(in millions, except per share amounts)	Number of Options

Trizec Canada – share purchase options

Outstanding – December 31, 2003
Price range C$22.75 – C$23.75, weighted average price of C$23.57 per share, weighted average remaining life of 2.9 years at December 31, 2003	0.5
Price range C$24.29 – C$32.00, weighted average price of C$25.07 per share, weighted average remaining life of 3.6 years at December 31, 2003	0.4

0.9

Exercisable – December 31, 2003
Price range C$22.75 – C$23.75, weighted average price of C$23.55 per share	0.3
Price range C$24.29 – C$32.00, weighted average price of C$24.85 per share	0.4

0.7

Prior to the Arrangement, TrizecHahn had granted an additional 1.4 million share purchase options at a weight-ed average exercise price of C$27.05. The weighted average fair value of these options is C$1.55 based on a Black-Scholes model using the following assumptions: a seven-year expected life; a 20% expected volatility; a dividend yield of 8%; and a risk-free interest rate of 4.3%. The pro forma cost of compensation awards for these share purchase options for the year ended December 31, 2003 would be $0.3 million (2002 – $0.3 million), based on the estimated fair value of the options being amortized to expense during the options’ vesting period.

ii.	Trizec Properties

On May 8, 2002, the effective date of the Arrangement, Trizec Properties adopted the 2002 Stock Option Plan (the “Plan”). The purpose of the Plan is to attract, retain and motivate directors, officers and key employees and advisors of Trizec Properties and to advance the interest of Trizec Properties by affording these individuals the opportunity, through the grant of stock-based awards, to acquire an increased proprietary interest in Trizec Properties. The Plan also permitted certain non-qualified stock options to be granted in connection with the Arrangement. The Plan was subsequently amended and restated, effective May 29, 2003, as the 2002 Long Term Incentive Plan (the “2002 Plan”). The 2002 Plan is administered by the Compensation Committee which is appointed by Trizec Properties’ Board of Directors.

     The 2002 Plan authorizes the grant to eligible individuals of incentive stock options, non-qualified stock options, stock appreciation rights (either alone or in tandem with a stock option grant), restricted stock awards, performance awards and other compensation based on shares of Trizec Properties’ common stock.

     A maximum of 19,000,000 shares of Trizec Properties Common Stock were approved to be issued under the Plan. At December 31, 2003, 9,457,836 options were available for future awards under the 2002 Plan.

     The table below shows the movements during the years ended December 31, 2003 and 2002 in the stock options that Trizec Properties has granted. Prior to the Arrangement, Trizec Properties did not have a stock option plan.

Stock Options

	Weighted	Number of
	Average Price	Options

Balance at December 31, 2001	$0	–
Options granted	16.91	9,368,932
Options exercised	14.49	(124,400)
Options cancelled/forfeited	19.11	(669,100)

Balance at December 31, 2002	16.77	8,575,432
Options granted	8.66	2,297,500
Options cancelled/forfeited	17.22	(1,675,768)

Balance at December 31, 2003	$14.66	9,197,164

64     Trizec Canada Inc.

Notes to the Consolidated Financial Statements

During the year ended December 31, 2003, Trizec Properties granted 2,297,500 non-qualified stock options to certain employees. The non-qualified stock options granted vest over three years, have a weighted average strike price of $8.66 per share and expire ten years from date of grant.

     During the year ended December 31, 2002, 3,528,980 options were granted at exercise prices below the then market price with a weighted average price of $11.02, 1,000,000 options were granted at the then market price and 4,839,952 options were granted at exercise prices above the then market price with a weighted average price of $11.13.

     In connection with the Arrangement, employees, former employees and non-employee directors holding options to purchase subordinate voting shares of TrizecHahn that were cancelled in exchange for options received such options under the Plan (Note 11a). The vesting periods for these options range from immediately upon grant to up to four years. The options have a life of between 5.5 and 7 years.

     The following table summarizes certain information about the outstanding options at December 31, 2003:

	Outstanding Options			Exercisable Options
		Wtd. Avg. years	Wtd. Avg.		Wtd. Avg.
	Number	remaining before	Exercise	Number	Exercise
Range of Prices	Outstanding	expiration	Price	Exercisable	Price

$8.61 to $10.99	2,187,400	9.19	$8.66	—	$—
$11.00 to $15.92	3,274,666	4.42	13.90	2,932,966	13.80
$15.93 to $18.41	2,344,932	4.44	17.60	1,754,292	17.53
$18.42 to $22.01	1,390,166	3.88	20.96	1,374,166	20.98

	9,197,164	5.48	$14.66	6,061,424	$16.51

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002

Expected Dividend Yield	9.2%	8.2%
Expected Price Volatility	24.7%	25.5%
Risk Free Interest Rate	2.7%	4.5%
Expected Life of Options	5-Years	5-Years
Fair Value of Options	$0.59	$1.63

The pro forma cost of compensation awards for Trizec Properties’ share purchase options granted during 2002 for the period ended December 31, 2003 would be $2.3 million (2002 – $0.4 million) based on the estimated fair value of the options being amortized to expense during the options’ vesting period.

d. Warrants

In connection with the Arrangement, Trizec Properties issued 8,772,418 warrants. The table below summarizes the movement in the warrants outstanding during the years ended December 31, 2003 and 2002. Prior to the Arrangement, Trizec Properties did not have warrants outstanding.

	Weighted	Number
	Average	of
	Price	Warrants

Balance at December 31, 2001	$—	—
Warrants granted	15.58	8,772,418
Warrants exercised	14.05	(59,400)
Warrants cancelled/forfeited	15.97	(1,365,100)

Balance at December 31, 2002	15.51	7,347,918
Warrants exercised	11.17	(1,704,250)
Warrants cancelled/forfeited	17.94	(2,369,534)

Balance at December 31, 2003	$16.34	3,274,134

The following table summarizes certain information about the outstanding warrants at December 31, 2003.

	Outstanding Warrants			Exercisable Warrants
		Wtd. Avg. years	Wtd. Avg.		Wtd. Avg.
	Number	remaining before	Exercise	Number	Exercise
Range of Prices	Outstanding	expiration	Price	Exercisable	Price

$9.57 to $14.99	1,115,967	1.65	$14.67	1,115,967	$14.67
$15.00 to $18.41	1,631,667	3.49	15.57	1,631,667	15.57
$18.42 to $22.84	526,500	0.87	22.25	526,500	22.25

	3,274,134	2.44	$16.34	3,274,134	$16.34

In July 2003, Trizec Properties issued 173,006 shares of its common stock to its Chairman of the Board as net settlement of the exercise of 1,000,000 warrants held by the Chairman. Trizec Properties recognized compensation expense of approximately $2.1 million related to the net settlement of such warrants, which is included in general and administra-tive expense.

e. Employee Stock Purchase Plan

On March 18, 2003, the Board of Directors of Trizec Properties approved an employee stock purchase plan (the “ESPP”) that became effective upon approval by Trizec Properties’ stockholders on May 29, 2003. A total of 2,250,000 shares of its common stock are available for purchase under the ESPP. All employees of Trizec Properties and certain designated subsidiaries of Trizec Properties are eligible to participate in the ESPP as of the first month following the completion of six months of continuous employment. The ESPP provides for an offering period which generally runs from March 1 to February 28 or 29 of each year, however, the initial offering period under the ESPP runs from September 2, 2003 through February 29, 2004. Eligible employees may purchase shares worth up to $25 thousand in fair market value per calendar year. The purchase price of the common stock under the ESPP is 85% of the lower of the fair market value of the common stock on a) the first day of the offering period or b) the date when the shares are purchased. Shares are pur-chased on the last trading day of each calendar month. For the year ended December 31, 2003, 35,925 shares had been issued to Trizec Properties employees under the ESPP.

f. Escrowed share grants

On November 9, 2000, TrizecHahn Corporation made grants of escrowed shares to 26 U.S. employees under which an escrow agent purchased a total of 904,350 TrizecHahn Corporation subordinate voting shares in the open market and deposited them in escrowed accounts. The grants were made for the purpose of retaining key employees. In connection with the corporate reorganization, the TrizecHahn Corporation subordinate voting shares in escrow were exchanged in the same manner that all other subordinate voting shares of TrizecHahn Corporation were exchanged. The employee is entitled to the voting rights and dividends paid on the shares during the escrow period. One-third of the share grant vests and is released to the employee on each of the anniversary dates of the grant over a three-year period. Under the terms of the grants, an employee who voluntarily terminated his employment, unless such termination was the result of the alteration by the Corporation of the essential terms of employment without the employee’s consent in a manner materially adverse to the employee, or whose employment was terminated for cause, forfeited any entitlement to the shares not yet released from escrow. Fully accelerated vesting occurred if an employee’s employment was terminated by the Corporation without cause, by an employee as a result of the alteration by the Corporation of the essential terms of employment without the employee’s consent in a manner materially adverse to the employee, or due to the death of the employee. Upon a change of control, some employees were also entitled to receive fully accelerated vesting. The first and second tranches of shares vested on November 9, 2001 and November 9, 2002, respectively. Prior to the vesting of the third tranche, a limited number of the employees who received grants were given the opportunity to defer the vesting until a later date. Five of the eligible employees deferred their vesting, so that on November 9, 2003, 174,034 shares that had

66     Trizec Canada Inc.

Notes to the Consolidated Financial Statements

not been deferred fully vested and 55,004 shares remained unvested due to these deferrals. On February 22, 2004, all of the remaining grants vested. The cost of acquiring the shares of $12.4 million was amortized to compensation expense, on a straight-line basis, over the vesting period. Amounts expensed in respect of the escrowed share grants totaled $2.6 million for the year ended December 31, 2003 (2002 – $3.9 million). During the year ended December 31, 2003, 14,365 shares (2002 – 3,646 shares) reverted back to the Corporation with an unamortized unearned compensation amount of approximately $197 thousand (2002 – $40 thousand).

g. Stock-linked bonus plan

On November 9, 2000, the Corporation created a stock-linked bonus plan for certain non-U.S. employees providing for annual bonuses based upon a notional number of the Corporation’s shares specified on the commencement of the plan. The notional number of shares in respect of each year of the three-year plan was originally 304,947 (December 31, 2003 – Nil; 2002 – 105,126). As a consequence of the Arrangement, continuing employees were entitled to receive a cash bonus on each anniversary date of the plan based on the notional number of shares multiplied by the ten-day average of the current market price of the Trizec Properties common stock, the calculation and payment date for which may be deferred to a limited extent in accordance with the plan. Employees whose employment was terminated by the Corporation without cause and in other limited circumstances were entitled to termination amounts based on future years bonus entitlements under the plan. Employees whose employment terminated in other cases ceased to have any entitlement under the plan. The Corporation accrued compensation expense on the stock-linked bonus plan over the term of the plan as a function of the quoted market price of Trizec Properties common stock, on a variable basis, such that the Corporation’s obligation under the plan was fully recognized by the anniversary dates.

17.	Employee Benefit Plans

a. 401(k) Plans

The TrizecHahn USA Employee 401(k) Plan and the TrizecHahn Developments Employee 401(k) Plan were established to cover eligible employees of Trizec Properties and TrizecHahn Developments Inc. and employees of any designated affiliates. The two plans were merged on December 8, 2002 (the “401(k) Plan”). The 401(k) Plan permits eligible per-sons to defer up to 30% of their annual compensation, subject to certain limitations imposed by the Code. The employees’ elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(k) Plan. In 2003 and 2002, Trizec Properties and Trizec R&E Holdings, Inc. (formerly known as TrizecHahn Developments Inc.) matched dol-lar for dollar employee contributions to the 401(k) Plan up to 5% of the employee’s annual compensation not to exceed $6 thousand. The Corporation incurred expense for the year ended December 31, 2003 of approximately $1.6 million (December 31, 2002 – $1.6 million), related to the 401(k) Plan.

b. Deferred Compensation Plan

Two of Trizec Properties’ subsidiaries have deferred compensation plans for a select group of management and highly compensated employees. Effective May 5, 2003, the two plans were merged. Under the plan, employees are permitted to defer up to 100% of their base salary and/or bonus on a pre-tax basis and to invest the deferred amount in various investment options. Additionally, the Corporation may make discretionary contributions under the plan on behalf of participants. Upon completion of a minimum deferral period of four years, participants may elect to release a portion of the deferred amount. In connection with the deferred compensation plan, a grantor trust has been established and contributions are made to the trust in amounts equal to participants’ deferrals and any discretionary contributions. Amounts deferred, and discretionary contributions if any, are expensed as funded. The amount expensed for the year ended December 31, 2003 was $38 thousand (2002 – $38 thousand). As of December 31, 2003, the Corporation had assets, included in Other assets, of approximately $5.6 million and accounts payable of approximately $3.5 million, representing the contributions to the plan and obligations to the employees, respectively. As of December 31, 2002, the

Corporation had assets, included in Other assets, together with an equal amount in accounts payable, of approximately $3.4 million representing the contributions to the plan and obligations to the employees.

18.	Subsequent Events

In January 2004, Trizec Properties disposed of 151 Front Street, a mixed use office property comprised of approximately 272,000 square feet located in Toronto, Canada for gross proceeds of approximately $59.2 million. Included in the sale was the adjacent retail concourse, comprising approximately 39,000 square feet. In conjunction with the sale, Trizec Properties paid off and retired approximately $20.4 million of mortgage debt related to 151 Front Street.

     In January 2004, Trizec Properties refinanced a $120.0 million mortgage loan bearing an interest rate at LIBOR plus 2.75% and scheduled to mature in June 2004, with a $120.0 million mortgage loan maturing in February 2014. In December 2003, Trizec Properties, through a third party, arranged to set a maximum rate on this loan through forward swap rate agreements. Upon closing of this loan, Trizec Properties paid approximately $3.9 million in settlement of these forward rate swap agreements, which will be amortized into interest expense over the life of the mortgage loan.

     In February 2004, Trizec Properties paid off and retired the mortgage debt on Galleria Towers in Dallas, Texas. The mortgage debt had a principal balance of approximately $133.5 million, bore interest at 6.79% and had a maturity date of May 2004.

     On February 27, 2004, Trizec Properties sold the Hollywood & Highland complex in Los Angeles, California for gross proceeds of approximately $201.0 million. In conjunction with the sale, Trizec Properties paid off and retired approximately $214.4 million of mortgage debt related to the Hollywood & Highland complex.

68     Trizec Canada Inc.

Management’s Responsibility for Financial Information

The Corporation’s consolidated financial statements, management’s discussion and analysis (“MD&A”) and all of the data included in this annual report have been prepared by and are the responsibility of the manage-ment of the Corporation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators including National Instrument 51-102. The consolidated financial statements and the information in the MD&A reflect management’s best estimates and judgments based on currently available information.

     The Corporation has developed and maintains a system of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reli-ability of its financial information. The Audit Committee of the Board of Directors reviews the consolidated financial statements, the system and adequacy of internal controls, the audit process and financial reporting with management and with the external auditors. The Audit Committee reports to the Directors prior to the approval of the audited consolidated financial statements for publication.

     The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their audits and opinion on the consolidated financial statements.

/s/ B. Wickham

Robert B. Wickman
Senior Vice President
Chief Financial Officer

Toronto, Canada
February 27, 2004

Auditors’ Report

To the Shareholders of Trizec Canada Inc.

We have audited the consolidated balance sheets of Trizec Canada Inc. as at December 31, 2003 and 2002 and the consolidated statements of income (loss), retained earnings (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP (signed)
Chartered Accountants

Toronto, Canada
February 27, 2004

Trizec Properties, Inc. – Office Properties

Core Markets

(As of December 31, 2003)

		Year of
		completion/	Office area	Retail area	Total area	Owned area
Name (ownership)[1]	Location	renovation	(sq. ft.)	(sq. ft.)	(sq. ft.)	(sq. ft.)	Occupancy 2

ATLANTA
Interstate North Parkway	Atlanta, GA	1973/84/01	955,000	—	955,000	955,000	92.9%
Colony Square	Atlanta, GA	1970/73/95	748,000	89,000	837,000	837,000	79.5%
The Palisades	Atlanta, GA	1981/83/99	627,000	—	627,000	627,000	84.5%
Newmarket Business Park	Atlanta, GA	1979/89	617,000	—	617,000	617,000	88.8%
One Alliance Center	Atlanta, GA	2001	558,000		558,000	558,000	96.6%
Lakeside Centre	Atlanta, GA	1984/86	518,000	—	518,000	518,000	70.3%
Midtown Plaza	Atlanta, GA	1984/85	499,000	5,000	504,000	504,000	85.1%

Total - Atlanta	(7 properties)		4,522,000	94,000	4,616,000	4,616,000	85.8%

CHICAGO
Two North LaSalle	Chicago, IL	1979/00	674,000	18,000	692,000	692,000	95.5%
10 South Riverside	Chicago, IL	1965/99	661,000	24,000	685,000	685,000	91.6%
120 South Riverside	Chicago, IL	1967/99	662,000	23,000	685,000	685,000	98.0%
550 West Washington	Chicago, IL	2000	367,000	5,000	372,000	372,000	95.6%

Total - Chicago	(4 properties)		2,364,000	70,000	2,434,000	2,434,000	95.1%

DALLAS
Renaissance Tower	Dallas, TX	1974/92	1,689,000	50,000	1,739,000	1,739,000	82.3%
Bank One Center (50%)	Dallas, TX	1987	1,521,000	10,000	1,531,000	765,000	80.2%
Galleria Towers I, II and III	Dallas, TX	1982/85/91	1,418,000	—	1,418,000	1,418,000	88.5%
Plaza of the Americas	Dallas, TX	1980	1,055,000	121,000	1,176,000	1,176,000	70.2%
Park Central I & II	Dallas, TX	1970/71	127,000	—	127,000	127,000	72.4%

Total - Dallas	(5 properties)		5,810,000	181,000	5,991,000	5,225,000	80.7%

HOUSTON
Allen Center	Houston, TX	1972/78/80/95	3,118,000	66,000	3,184,000	3,184,000	85.7%
Cullen Center
Continental Center I	Houston, TX	1984	1,092,000	18,000	1,110,000	1,110,000	81.1%
Continental Center II	Houston, TX	1971	449,000	—	449,000	449,000	88.5%
Kellogg Brown & Root Tower (50%)	Houston, TX	1978	1,017,000	31,000	1,048,000	524,000	88.1%
500 Jefferson	Houston, TX	1962/83	380,000	10,000	390,000	390,000	65.4%
3700 Bay Area Blvd	Houston, TX	1986	399,000	—	399,000	399,000	100.0%

Total - Houston	(6 properties)		6,455,000	125,000	6,580,000	6,056,000	84.9%

LOS ANGELES AREA
Ernst & Young Plaza	Los Angeles, CA	1985	915,000	330,000	1,245,000	1,245,000	82.7%
Marina Towers (50%)	Los Angeles, CA	1971/76	381,000	—	381,000	191,000	71.1%
Landmark Square	Long Beach, CA	1991	419,000	24,000	443,000	443,000	93.3%
Shoreline Square	Long Beach, CA	1988	383,000	—	383,000	383,000	88.8%

Total - Los Angeles Area	(4 properties)		2,098,000	354,000	2,452,000	2,262,000	84.8%

70 Trizec Canada Inc.

T r i z e c P r o p e r t i e s , I n c . — O f f i c e P r o p e r t i e s

Core Markets (continued)

(As of December 31, 2003)

		Year of
		completion/	Office area	Retail area	Total area	Owned area
Name (ownership)[1]	Location	renovation	(sq. ft.)	(sq. ft.)	(sq. ft.)	(sq. ft.)	Occupancy 2

NEW YORK AREA
One New York Plaza	New York, NY	1970/95	2,437,000	21,000	2,458,000	2,458,000	99.6%
The Grace Building (50%)	New York, NY	1971/02	1,499,000	19,000	1,518,000	758,000	99.3%
1411 Broadway (50%)	New York, NY	1970	1,108,000	43,000	1,151,000	574,000	99.1%
110 William Street	New York, NY	1960/1999	840,000	28,000	868,000	868,000	97.2%
1065 Ave. of the Americas (99%)	New York, NY	1958	625,000	40,000	665,000	659,000	81.4%
1460 Broadway (50%)	New York, NY	1951/00	206,000	9,000	215,000	107,000	100.0%
Newport Tower	Jersey City, NJ	1990	1,011,000	27,000	1,038,000	1,038,000	99.0%

Total - New York Area	(7 properties)		7,726,000	187,000	7,913,000	6,462,000	97.3%

WASHINGTON, D.C. AREA
2000 L Street, N.W.	Washington, D.C.	1968/98	316,000	67,000	383,000	383,000	97.8%
Watergate Office Building	Washington, D.C.	1965/91	209,000	52,000	261,000	261,000	96.3%
1225 Connecticut, N.W.	Washington, D.C.	1968/94	202,000	15,000	217,000	217,000	99.4%
1400 K Street, N.W.	Washington, D.C.	1982/02	179,000	10,000	189,000	189,000	73.0%
1250 Connecticut, N.W.	Washington, D.C.	1964/96	156,000	16,000	172,000	172,000	100.0%
1250 23rd Street, N.W.	Washington, D.C.	1990	116,000	—	116,000	116,000	100.0%
2401 Pennsylvania	Washington, D.C.	1991	59,000	18,000	77,000	77,000	93.3%

Washington, D.C.	(7 properties)		1,237,000	178,000	1,415,000	1,415,000	94.7%

Bethesda Crescent	Bethesda, MD	1987	247,000	22,000	269,000	269,000	87.9%
Twinbrook Metro Plaza	Rockville, MD	1986	164,000	1,000	165,000	165,000	100.0%
Silver Spring Metro Plaza	Silver Spring, MD	1986	646,000	42,000	688,000	688,000	81.1%
Silver Spring Centre	Silver Spring, MD	1987	203,000	13,000	216,000	216,000	99.0%

Suburban Maryland	(4 properties)		1,260,000	78,000	1,338,000	1,338,000	87.7%

Beaumeade Corporate Park	Ashburn, VA	1990/98/00	460,000	—	460,000	460,000	100.0%
Two Ballston Plaza	Arlington, VA	1988	207,000	16,000	223,000	223,000	61.5%
1550 Wilson Boulevard	Arlington, VA	1983	121,000	13,000	134,000	134,000	98.8%
1560 Wilson Boulevard	Arlington, VA	1987	119,000	9,000	128,000	128,000	98.3%
Reston Unisys	Reston, VA	1980	238,000	—	238,000	238,000	100.0%
One Reston Crescent	Reston, VA	2000	185,000	—	185,000	185,000	0.0%
Sunrise Tech Park	Reston, VA	1983/85	315,000	—	315,000	315,000	80.9%

Northern Virginia	(7 properties)		1,645,000	38,000	1,683,000	1,683,000	80.1%

Total - Washington, D.C. Area	(10 properties)		4,142,000	294,000	4,436,000	4,436,000	87.1%

Total - Core Markets	(51 properties)		33,117,000	1,305,000	34,422,000	31,491,000	88.0%

Trizec Properties, Inc. — Office Properties

Secondary Markets

(As of December 31, 2003)

		Year of
		completion/	Office area	Retail area	Total area	Owned area
Name (ownership)[1]	Location	renovation	(sq. ft.)	(sq. ft.)	(sq. ft.)	(sq. ft.)	Occupancy 2

CHARLOTTE
Bank of America Plaza	Charlotte, NC	1974	819,000	72,000	891,000	891,000	98.5%
First Citizens Plaza	Charlotte, NC	1985	469,000	8,000	477,000	477,000	97.7%

Total - Charlotte	(2 properties)		1,288,000	80,000	1,368,000	1,368,000	98.2%

MINNEAPOLIS
Northstar Center	Minneapolis, MN	1916/62/86	745,000	68,000	813,000	813,000	60.1%

PITTSBURGH
Gateway Center	Pittsburgh, PA	1952/60	1,410,000	58,000	1,468,000	1,468,000	79.1%

ST. LOUIS
Metropolitan Square	St. Louis, MO	1989	1,020,000	21,000	1,041,000	1,041,000	87.1%
St. Louis Place	St. Louis, MO	1983	337,000	—	337,000	337,000	78.3%

Total - St. Louis	(2 properties)		1,357,000	21,000	1,378,000	1,378,000	85.0%

OTHER
250 West Pratt Street	Baltimore, MD	1986	364,000	4,000	368,000	368,000	79.2%
Bank of America Plaza	Columbia, SC	1989	303,000	—	303,000	303,000	85.6%
1441 Main Street	Columbia, SC	1988	274,000	—	274,000	274,000	93.4%
1333 Main Street	Columbia, SC	1983	203,000	22,000	225,000	225,000	81.5%
Borden Building	Columbus, OH	1974	561,000	8,000	569,000	569,000	69.1%
Capital Center II & III	Sacramento, CA	1984/85	529,000	—	529,000	529,000	74.3%
Williams Center I & II	Tulsa, OK	1982/83	770,000	—	770,000	770,000	76.7%

Total - Other	(7 properties)		3,004,000	34,000	3,038,000	3,038,000	77.9%

Total - Secondary Markets	(13 properties)		7,804,000	261,000	8,065,000	8,065,000	81.0%

Total - Office Properties	(64 properties)		40,921,000	1,566,000	42,487,000	39,556,000	86.6%

Other Properties

		Year of
		completion/	Office area	Retail area	Total area	Owned area
Name (ownership)[1]	Location	renovation	(sq. ft.)	(sq. ft.)	(sq. ft.)	(sq. ft.)	Occupancy 2

Hollywood & Highland[3]
Retail	Los Angeles, CA	2001	—	645,000	645,000	645,000	84.8%
Hotel (91.4%)	Los Angeles, CA	2001	—	600,000	600,000	546,000	n/a

				1,245,000	1,245,000	1,191,000

151 Front Street West[3]	Toronto, ON	1954/00	272,000	—	272,000	272,000	77.6%

Notes:

1	The economic interest of Trizec’s owning entity is 100% unless otherwise noted.

2	Occupancy as shown is weighted on owned area.

3	Sold subsequent to December 31, 2003.

72 Trizec Canada Inc.

Corporate Information

Stock Exchange Listing

Toronto

Trading Symbol

TZC

Shares (millions)

Outstanding at December 31, 2003
Subordinate Voting	52.4
Multiple Voting	7.5

Total	59.9

Trizec Properties Common Stock indirectly owned:	59.9

Closing Price of Shares	C$17.81
At December 31, 2003
Toronto Stock Exchange

Trizec Canada Inc. Share Trading by Quarter

	Toronto Stock Exchange
	Share
	Volume
2003	(millions)	High	Low	Close	Dividend

First	3.9	C$12.50	C$10.40	C$11.35	US$	0.20
Second	7.1	C$14.85	C$11.00	C$14.25	US$	0.20
Third	3.1	C$16.25	C$14.10	C$15.05	US$	0.20
Fourth	3.9	C$18.20	C$14.95	C$17.81	US$	0.20

Transfer Agent

Investors are encouraged to contact our Transfer Agent and Registrar, CIBC Mellon Trust Company, for information regarding their security holdings at:

CIBC Mellon Trust Company

P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
AnswerlineTM: (416) 643-5500
Toll free throughout North America: (800) 387-0825
E-mail: inquiries@cibcmellon.com

Investor Relations

Trizec Canada Inc.
BCE Place, 181 Bay Street
Suite 3820, Box 800
Toronto, Ontario M5J 2T3
Telephone: (416) 682-8600
Toll free within Canada and the United States:
(877) 239-7200
Facsimile: (416) 364-5491
E-mail: investor@trizeccanada.com
Web site: www.trizeccanada.com
Contact:
Robert B. Wickham
Senior Vice President and Chief Financial Officer

Please note that all materials that Trizec Canada Inc. disseminates to its shareholders, including both interim and annual financial statements, are available electronically either by choosing the SEDAR Filings’ button at www.trizeccanada.com or by following the Company Profiles to Trizec Canada Inc. at www.SEDAR.com.

Trizec Properties, Inc.

Telephone: (312) 798-6000
Toll free within Canada and the United States:
(800) 891-7017
E-mail: investor.relations@trz.com
Web site: www.trz.com
Contact:
Dennis C. Fabro
Senior Vice President, Investor Relations

Annual Meeting

The Annual and Special Meeting of Shareholders will be held on Tuesday, June 1, 2004 at 10:00 a.m. in the Patty Watt Room at the Design Exchange, 234 Bay Street, Toronto, Ontario.

Corporate Headquarters

Trizec Canada Inc.
BCE Place, 181 Bay Street
Suite 3820, P.O. Box 800
Toronto, Ontario M5J 2T3
Telephone: 416-682-8600
Facsimile: 416-364-5491

D i r e c t o r s a n d O f f i c e r s

Directors

Howard L. Beck, Q.C. (a)(b)
Toronto, Ontario Corporate
Director

C. William D. Birchall
Nassau, Bahamas
Corporate Director

Dr. Alan R. Hudson (a)(b)
Toronto, Ontario
President and CEO, Cancer Care Ontario

Donald L. Lenz (a)(b)
Toronto, Ontario
Managing Director, Newport Partners Inc.

Peter Munk
Toronto, Ontario
Chairman, President and Chief Executive Officer Trizec Canada Inc.

Robert B. Wickham
Toronto, Ontario
Senior Vice President, Chief Financial Officer and
Corporate Secretary
Trizec Canada Inc.

(a)	Member of Audit Committee

(b)	Member of Compensation, Corporate Governance and Nominating Committee

Officers

Peter Munk
Chairman, President and Chief Executive Officer

Robert B. Wickham
Senior Vice President, Chief Financial Officer and
Corporate Secretary

Colin J. Chapin
Senior Vice President, Taxation

Richard M. Cecconi
Controller

William E. Jupp
Director, Financial Reporting

Forward-Looking Statements

This Annual Report contains forward-looking statements relating to Trizec Canada’s business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. The use of forward-looking words such as “may”, “will”, “expects” or similar terms generally identify such statements. These statements are not guarantees of future performance, and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included among these factors are changes in general economic conditions, including changes in the economic conditions affecting industries in which Trizec Canada’s principal tenants compete, its ability to timely lease or re-lease space at current or anticipated rents, its ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, changes in environmental laws and regulations and contamination events, the occurrence of uninsured or underinsured events, its ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment, future demand for its debt and equity securities, its ability to refinance its debt on reasonable terms at maturity, its ability to complete current and future development projects on time and on schedule, the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes, market conditions in existence at the time it sells assets, the possibility of change in law adverse to Trizec Canada, and joint venture and partnership risks. Such factors include those set forth in more detail in the Risk Factors section in Trizec Canada’s Annual Information Form dated May 30, 2003.

74 Trizec Canada Inc.

www.trizeccanada.com